Exhibit (a)(1)(A)

September 6, 2016

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Monster Worldwide, Inc.

at

$3.40 Net Per Share

by

Merlin Global Acquisition, Inc.,

a wholly-owned subsidiary of

Randstad North America, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON OCTOBER 3, 2016, UNLESS THE OFFER IS EXTENDED.

Merlin Global Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Randstad North America, Inc., a Delaware corporation (“Parent”), is offering to purchase any and all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Monster Worldwide, Inc., a Delaware corporation (“Monster”), at a price of $3.40 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made in accordance with the terms of the Agreement and Plan of Merger, dated as of August 8, 2016, among Monster, Purchaser and Parent (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, that after the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Monster (the “Merger”) without a vote of the stockholders of Monster in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with Monster continuing as the surviving corporation and a wholly-owned subsidiary of Parent.

The Monster board of directors, at a meeting duly called and held, unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Monster and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, and (iii) determined to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Offer is conditioned upon, among other things, (i) the Merger Agreement not having been terminated in accordance with its terms and (ii) the satisfaction of (A) the Minimum Condition (as described in this Offer to Purchase), (B) the Antitrust Condition (as described in this Offer to Purchase), (C) the Restraints Condition (as described in this Offer to Purchase), and (D) other customary conditions as described in Section 13 — “Conditions of the Offer.” There is no financing condition to the Offer.

A summary of the principal terms of the Offer appears on pages (i) through (vi). You should read this entire document carefully before deciding whether to tender your Shares.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: monster@mackenziepartners.com

The Dealer Manager for the Offer is:

Wells Fargo Securities, LLC

375 Park Avenue

New York, New York 10152

Call: (212) 214-6400

Call Toll Free: (877) 450-7515

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser in the Offer, you should either (i) complete and sign the Letter of Transmittal, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal and any other required documents to Broadridge Corporate Issuer Solutions, Inc., the depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by a transfer of Direct Registration Book-Entry Shares (as defined in this Offer to Purchase) or by book-entry transfer by following the procedures described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase, in each case on or prior to the Expiration Date (as defined in this Offer to Purchase) of the Offer, or (ii) request that your broker, dealer, commercial bank, trust company or other nominee effect the tender for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

If you desire to tender your Shares and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to the Depositary prior to the expiration of the Offer, you may tender your Shares by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery by book-entry transfer, is at the election and sole risk of the tendering stockholder.

* * *

Questions and requests for assistance may be directed to MacKenzie Partners, Inc., the “Information Agent” for the Offer, or Wells Fargo Securities, LLC, the “Dealer Manager” for the Offer, at the telephone numbers and addresses set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance. Copies of these materials may also be found at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdictions. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

We have filed with the SEC the Schedule TO (including exhibits) in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), furnishing certain additional information with respect to the Offer and may file amendments thereto. In addition, Monster has concurrently filed the Schedule 14D-9 (including exhibits) in accordance with the Exchange Act setting forth its recommendation and furnishing certain additional related information. The Schedule TO and the Schedule 14D-9, and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8 — “Certain Information Concerning Monster — Available Information.”

No person has been authorized to give any information or make any representation on behalf of Purchaser or Parent not contained in this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, commercial bank, trust company or other nominee shall be deemed to be the agent of Parent, Purchaser, Monster, the Information Agent, the Dealer Manager or the Depositary or any of their affiliates for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser, Monster or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. References to “we,” “us,” or “our,” unless the context otherwise requires, are references to Purchaser (as defined below). Parent and Purchaser have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Monster contained herein and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by Monster or has been taken from or is based upon publicly available documents or records of Monster on file with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”), including Monster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information.

Principal Terms

•	Merlin Global Acquisition, Inc. (“Purchaser”), a wholly-owned subsidiary of Randstad North America, Inc. (“Parent”), is offering to purchase any and all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Monster Worldwide, Inc. (“Monster”), at a price of $3.40 per Share (the “Offer Price”), net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made in accordance with the terms of the Agreement and Plan of Merger, dated as of August 8, 2016, among Monster, Purchaser and Parent (as the same may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, that after the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Monster (the “Merger”), with Monster continuing as the surviving corporation and a wholly-owned subsidiary of Parent.

•	The Offer is the first step in our plan to acquire all of the issued and outstanding Shares, as provided in the Merger Agreement. If the Offer results in our purchasing a majority of the issued and outstanding Shares, we will acquire the remainder of the Shares in the Merger (other than any Cancelled Monster Shares (as defined below), the Accepted Monster Shares (as defined below), and any Shares as to which the holder thereof has properly and validly perfected their statutory appraisal rights in compliance in all respects with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) (the “Dissenting Shares”)) for an amount in cash, without interest thereon and subject to applicable withholding taxes, equal to the Offer Price, pursuant to Section 251(h) of the DGCL. No appraisal rights are available in connection with the Offer. Under the DGCL, however, stockholders who continuously hold their Shares through the effective time of the Merger (the “Effective Time”) and fulfill certain other requirements of the DGCL will have appraisal rights in connection with the Merger. See Section 16 — “Appraisal Rights.” Any stockholders who did not tender their Shares in the Offer and who did not validly exercise appraisal rights under the DGCL will receive the same Offer Price for their Shares as was payable in the Offer following the consummation of the Merger.

•	If the Merger occurs, those Shares owned by Monster, Purchaser, Parent, or by any of their respective direct or indirect wholly-owned subsidiaries (the “Cancelled Monster Shares”), and those Shares irrevocably accepted for purchase pursuant to the Offer (“Accepted Monster Shares”), will, in each case, be cancelled at the Effective Time by virtue of the Merger without any consideration paid therefor (other than, for the avoidance of doubt and without duplication, any consideration that remains payable with respect to any such Accepted Monster Shares pursuant to the Offer). As of the date of this Offer to Purchase, Parent and Purchaser own no Shares.

i

•	The initial offering period for the Offer will end at 12:00 midnight, New York City time, at the end of the day on October 3, 2016, unless we extend the Offer (such time and date at which the Offer will expire, the “Expiration Date”). We will announce any decision to extend the Offer in a press release stating the new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration of the Offer.

•	Upon the terms and subject to the prior satisfaction or waiver of the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered in accordance with the procedures set forth in Section 3 — “Procedures for Tendering Shares” and not properly withdrawn prior to the Expiration Date in accordance with the procedures set forth in Section 4 — “Withdrawal Rights.”

•	We estimate that the total purchase price to acquire all of the Shares in the Offer, to provide funding for the consideration to be paid in the Merger, and to refinance certain outstanding indebtedness of Monster as of June 30, 2016 will be approximately $429 million, subject to increase or decrease based on Monster’s generation of cash through the Closing Date. The Offer is not conditioned upon any financing arrangements. Parent intends to finance the acquisition of Shares in the Offer and Merger with cash on hand or undrawn amounts available under existing lines of credit or other sources of financing. See Section 12 —“Source and Amount of Funds.”

•	The Merger Agreement does not provide for, and it is not expected that there will be, a “subsequent offering period.” A “subsequent offering period” is different from an extension of the Offer.

Stock Options, Restricted Shares, Post-March 1, 2016 Restricted Stock Units, Post-March 1, 2016 Performance Shares, Senior Executive Stock Price Restricted Stock Units and Other Restricted Stock Units

•	The Offer is only for Shares and not for stock options, restricted stock units, or performance shares. If you wish to tender Shares underlying stock options, you must first exercise such stock options (to the extent exercisable) in accordance with their terms, in sufficient time to tender pursuant to the Offer, the Shares received upon exercise of such stock options. In addition, due to certain contractual restrictions, restricted shares may not be tendered in the Offer.

•	Stock Options. The Merger Agreement provides that each stock option to purchase Shares that is outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, will accelerate and become vested and exercisable in full as of immediately prior to the Effective Time, and the holder of such stock option will have the right to exercise his or her stock option in whole or in part at any time prior to the Effective Time. Each stock option that is not exercised prior to the Effective Time shall automatically terminate at the Effective Time under the terms of the applicable company stock plans, in exchange for an amount equal to the excess of the Offer Price over the applicable exercise price for each Share subject to such stock option, less any required withholding taxes, provided that if the exercise price per Share equals or exceeds the Offer Price, the amount payable for such stock option shall be $0.00. See Section 11 — “Purpose of the Offer and Plans for Monster; Merger Agreement and Other Agreements — The Merger Agreement — Treatment of Equity Awards” for further information.

•	Restricted Shares. The Merger Agreement provides that each Share that is restricted and outstanding immediately prior to the Effective Time will be cancelled and converted into only the right to receive an amount in cash (without interest) equal to the Offer Price. Such cash amount will be paid, less any required withholding taxes, as promptly as practicable (but not later than three business days) following the Effective Time. See Section 11 — “Purpose of the Offer and Plans for Monster; Merger Agreement and Other Agreements — The Merger Agreement — Treatment of Equity Awards” for further information.

•	Post-March 1, 2016 Restricted Stock Units. The Merger Agreement provides that each restricted stock unit in respect of Shares granted after March 1, 2016 (other than restricted stock units granted to a non-employee director of Monster), whether or not subject to any performance based vesting or other performance conditions and whether settled in cash or Shares (each, a “Post-March 1, 2016 Restricted Stock Unit”), that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into only the right to receive an amount in cash (without interest) equal to the product obtained by multiplying (i) the total number of Shares subject to such Post-March 1, 2016 Restricted Stock Unit by (ii) the Offer Price. Such cash amount will be paid, less any required withholding taxes, in accordance with the vesting schedule applicable to such Post-March 1, 2016 Restricted Stock Unit as in effect immediately prior to the Effective Time, including the provisions providing for accelerated vesting upon certain terminations of employment. See Section 11 — “Purpose of the Offer and Plans for Monster; Merger Agreement and Other Agreements — The Merger Agreement — Treatment of Equity Awards.”

•	Post-March 1, 2016 Performance Shares. The Merger Agreement provides that each right to receive Shares that vests based on the level of achievement of performance goals and was granted after March 1, 2016 (each, a “Post-March 1, 2016 Performance Share”) that is outstanding immediately prior to the Effective Time will be cancelled and converted into only the right to receive an amount in cash (without interest) equal to the product obtained by multiplying (i) the total number of Shares subject to such performance share up to the number of Shares eligible to vest under the applicable performance award agreement assuming “target” performance for each applicable measure by (ii) the Offer Price. Such cash amount will vest and be paid, less any required withholding taxes, in equal installments on each of March 15, 2017, March 15, 2018 and March 15, 2019 pursuant to the time-based vesting schedule applicable to such Post-March 1, 2016 Performance Share as in effect immediately prior to the Effective Time, including the provisions providing for accelerated vesting upon certain terminations of employment. See Section 11 — “Purpose of the Offer and Plans for Monster; Merger Agreement and Other Agreements — The Merger Agreement — Treatment of Equity Awards.”

•	Senior Executive Stock Price Restricted Stock Units. The Merger Agreement provides that each unvested restricted stock unit in respect of Shares granted on January 7, 2015 that vests based on the achievement of applicable stock price targets set forth in the applicable award agreement (each, a “Senior Executive Stock Price Restricted Stock Unit”) that is outstanding immediately prior to the Effective Time will be cancelled for no consideration. See Section 11 — “Purpose of the Offer and Plans for Monster; Merger Agreement and Other Agreements — The Merger Agreement — Treatment of Equity Awards.”

•	Other Restricted Stock Units. The Merger Agreement provides that each restricted stock unit in respect of Shares (including each restricted stock unit held by a non-employee director of Monster, but excluding each Post-March 1, 2016 Restricted Stock Unit, Post-March 1, 2016 Performance Share and Senior Executive Stock Price Restricted Stock Unit) that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into only the right to receive an amount in cash (without interest) equal to the product obtained by multiplying (i) the total number of Shares subject to such restricted stock unit by (ii) the Offer Price. Such cash amount will be paid, less any required withholding taxes, as promptly as practicable (but not later than three business days) following the Effective Time. See Section 11 — “Purpose of the Offer and Plans for Monster; Merger Agreement and Other Agreements — The Merger Agreement — Treatment of Equity Awards.”

Monster Board Recommendation

•	The Monster board of directors (the “Monster Board”), at a meeting duly called and held, unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Monster and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, and (iii) determined to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Conditions

•	We are not obligated to purchase any tendered Shares unless, at the expiration of the Offer, there have been validly tendered in the Offer and not properly withdrawn that number of Shares (not including any Shares tendered pursuant to guaranteed delivery procedures unless and until such Shares are actually received (as defined in Section 251(h)(6) of the DGCL)) that, together with any Shares then owned by Parent, Purchaser or any of their respective wholly-owned subsidiaries, would equal at least one Share more than half the sum of (without duplication): (i) all Shares then outstanding (including restricted shares); plus (ii) all Shares issuable to holders of Monster’s 3.50% Convertible Senior Notes due 2019 (the “Notes”) from whom Monster has received duly completed notices of exercise; plus (iii) all Shares issuable to holders of stock options. See Section 13 — “Conditions of the Offer.” We refer to this condition as the “Minimum Condition.” As of the date of this Offer to Purchase, Parent and Purchaser own no Shares.

•	We also are not obligated to purchase any tendered Shares unless (i) the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated and (ii) the approval of the European Commission (or the approval by those national competition authorities in the European Union that have jurisdiction as a result of a referral of the transactions under Council Regulation 139/2004 of the European Union (the “EU Merger Regulation”)) of the transactions under the Merger Agreement has been obtained pursuant to the EU Merger Regulation. We refer to this condition collectively as the “Antitrust Condition.” See Section 15 — “Certain Legal Matters; Regulatory Approvals.”

•	The Offer is also conditioned upon the satisfaction or waiver of a number of other important conditions, including, among others: (i) no governmental authority of applicable jurisdiction shall have (a) issued, enacted, adopted, promulgated or applied any law that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer, the Merger or the other transactions contemplated by the Merger Agreement illegal or which has the effect of otherwise preventing or prohibiting the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, or (b) issued or granted any order, injunction, judgment, decision, determination, award, writ, ruling, stipulation, assessment or decree or other similar requirement that is in effect as of immediately prior to the expiration of the Offer and has the effect of making illegal or otherwise preventing or prohibiting the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement (the “Restraints Condition”); (ii) the representations and warranties made by Monster in the Merger Agreement being true and correct, other than (subject to certain exceptions) such failures to be true and correct that would not, individually or in the aggregate, have or reasonably be expected to have a material adverse effect on Monster; (iii) Monster having performed in all material respects its obligations required to be performed by it under the Merger Agreement; (iv) the Merger Agreement has not been terminated in accordance with its terms; and (v) the absence of a material adverse effect on Monster (as provided in the Merger Agreement) since the date of the Merger Agreement. Subject to applicable law, we can waive these conditions (other than the Minimum Condition and the condition that the Merger Agreement not be terminated) without Monster’s consent. See Section 13 — “Conditions of the Offer.”

•	There is no financing condition to the Offer. We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for any and all issued and outstanding Shares solely for cash, (ii) the Offer is not subject to any financing condition, and (iii) if we consummate the Offer, we will acquire all remaining Shares (other than any Cancelled Monster Shares, Accepted Monster Shares and Dissenting Shares) for the same cash price in the Merger.

Procedures for Tendering Shares

If you wish to accept the Offer and:

•	you are a record holder (i.e., a stock certificate or book entry has been issued to or entered for you and registered in your name), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a Letter of Transmittal, properly completed and duly executed, and any other documents required by the Letter of Transmittal, to Broadridge Corporate Issuer Solutions, Inc., the depositary for the Offer (the “Depositary”). These materials must reach the Depositary before the Offer expires. You will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of your Shares by Purchaser;

•	you are a record holder, but your stock certificate or book entry is not available or you cannot deliver or transfer it to the Depositary before the Offer expires, you may be able to obtain three additional trading days to deliver or transfer your Shares by delivering the enclosed Notice of Guaranteed Delivery, properly completed and duly executed, to the Depositary before the Offer expires. See Section 3 — “Procedures for Tendering Shares” for more information; or

•	you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee (i.e., your Shares are held in “street name”), you should promptly contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered. You should check with your broker, dealer, commercial bank, trust company or other nominee as to whether they charge any service fees or commissions.

Withdrawal Rights

•	You have the right to, and can, withdraw any Shares that you have previously tendered at any time until the Expiration Date. Pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after November 4, 2016, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for purchase the Shares validly tendered in the Offer. See Section 1 — “Terms of the Offer” and Section 4 — “Withdrawal Rights.”

•	To withdraw Shares that you previously tendered, you must deliver a written notice of withdrawal with the required information to the Depositary at a time when you have the right to withdraw your Shares. If you tendered your Shares through your broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

•	Once we accept your tendered Shares upon expiration of the Offer, you will no longer be able to withdraw them. See Sections 1 and 4 — “Terms of the Offer” and “Withdrawal Rights.”

Extension of the Offer

•

We may extend the Offer, without Monster’s written consent, (i) for any period required by any applicable law or rule, regulation, interpretation or position of the SEC or its staff or The New York Stock Exchange (“NYSE”) applicable to the Offer or (ii) for one or more successive periods of up to ten business days per extension (or such longer period as we and Monster may mutually agree), if, at the time the Offer is scheduled to expire, any of the Offer Conditions are not satisfied or have not been waived, until such time as all Offer Conditions are satisfied or waived, except that without Monster’s written consent, we may not extend the Offer beyond the earlier of the End Date and the termination of the Merger Agreement. Further, we are required to extend the Offer for one or more successive periods of ten business days per extension (or such longer period as we and Monster may mutually agree), if, at the time the Offer is scheduled to expire, any of the Offer Conditions are not satisfied or have not been waived, until such time as all Offer Conditions are satisfied or waived, provided that we are not

v

required to extend the Offer beyond November 30, 2016 (the “End Date”), and provided further that if all conditions are satisfied other than the Minimum Condition, the Antitrust Condition or the Restraints Condition (to the extent the Restraints Condition is not satisfied as a result of seeking the Antitrust Condition), the End Date shall automatically be extended to January 31, 2017. There can be no assurance that we will exercise our right to extend the Offer or that we will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to any withdrawal rights. See Section 4 — “Withdrawal Rights.”

Dividends and Distributions

•	Under the terms of the Merger Agreement, without Parent’s prior written consent, Monster is not permitted to declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of its capital stock. See Section 14 — “Dividends and Distributions.”

Recent Monster Trading Prices; Subsequent Trading

•	On August 8, 2016, the trading day before the execution of the Merger Agreement, the closing price of the Shares reported on the NYSE was $2.77 per Share.

•	The Offer Price of $3.40 per Share represents a premium of approximately 22.7% to the closing price of the Shares on the NYSE on August 8, 2016, the last trading day prior to execution of the Merger Agreement.

•	On September 2, 2016, the last full trading day before Purchaser commenced the Offer, the closing price of the Shares reported on the NYSE was $3.72 per Share.

•	Immediately following closing of the Merger, the Shares will no longer meet the requirements for continued listing on the NYSE because the only stockholder will be a subsidiary of Parent. The NYSE requires, among other things, that any listed shares of common stock have at least 400 total stockholders. Immediately following the consummation of the Merger, we intend to cause the Surviving Corporation to delist the Shares from the NYSE.

•	We advise you to obtain a recent quotation for Shares in deciding whether to tender your Shares in the Offer. See Section 6 — “Price Range of Shares; Dividends.”

U.S. Federal Income Tax Treatment

•	If you are a “United States Holder” (as defined in Section 5 — “Material United States Federal Income Tax Consequences of the Offer and the Merger”), your receipt of cash for Shares in the Offer or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. You will generally recognize gain or loss in an amount equal to the difference between (a) the cash you receive in the Offer or the Merger and (b) your tax basis in the Shares you sell in the Offer or that are converted pursuant to the Merger. That gain or loss will be capital gain or loss if the Shares are capital assets in your hands, and will be long-term capital gain or loss if the Shares have been held for more than one year at the time of the exchange of your Shares for cash. You are urged to consult your own tax advisor as to the particular tax consequences of the Offer and the Merger to you, including the tax consequences under state, local, foreign and other tax laws. See Section 5 — “Material United States Federal Income Tax Consequences of the Offer and the Merger.”

Further Information

•	For further information, you can call MacKenzie Partners, Inc., the Information Agent for the Offer, toll-free at 1-800-322-2885, or collect at 212-929-5500, or email at monster@mackenziepartners.com, or Wells Fargo Securities, LLC, the Dealer Manager for the Offer, toll-free at (877) 450-7515. See the back cover of this Offer to Purchase for additional contact information.

To All Holders of Shares of Common Stock of Monster:

INTRODUCTION

Merlin Global Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Randstad North America, Inc., a Delaware corporation (“Parent”), hereby offers to purchase any and all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Monster Worldwide, Inc., a Delaware corporation (“Monster”), at a price of $3.40 per Share (the “Offer Price”), net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is only for Shares and not for stock options, restricted stock units or performance shares. In addition, due to certain contractual restrictions, restricted shares may not be tendered in the Offer.

If your Shares are registered in your name and you tender directly to the Depositary (as defined below), you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of your Shares by Purchaser. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee you should check with your broker, dealer, commercial bank, trust company or other nominee as to whether they charge any service fees or commissions. However, if you do not complete and sign the Form W-9 that is included in the Letter of Transmittal, or a Form W-8BEN, W-8BEN-E or other Form W-8, as applicable, you may be subject to a required federal income tax backup withholding of twenty-eight percent of the gross proceeds payable to you. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability. See Section 5 — “Material United States Federal Income Tax Consequences of the Offer and the Merger.” Purchaser will pay all charges and expenses of Broadridge Corporate Issuer Solutions, Inc. (the “Depositary”), MacKenzie Partners, Inc. (the “Information Agent”) and Wells Fargo Securities, LLC (the “Dealer Manager”).

Consummation of the Offer is conditioned upon (i) the Merger Agreement not having been terminated in accordance with its terms and (ii) the satisfaction of (A) the Minimum Condition (as described in this Offer to Purchase), (B) the Antitrust Condition (as described in this Offer to Purchase), (C) the Restraints Condition (as described in this Offer to Purchase), and (D) other customary conditions as described in Section 13 — “Conditions of the Offer” (collectively, the “Offer Conditions”). There is no financing condition to the Offer.

The Minimum Condition requires that, prior to the expiration of the Offer, there be validly tendered and not properly withdrawn that number of Shares (not including any Shares tendered pursuant to guaranteed delivery procedures unless and until such Shares are actually received (as defined by Section 251(h)(6) of the General Corporation Law of the State of Delaware (the “DGCL”)) that, together with the Shares then owned by Parent, Purchaser and any of their respective wholly-owned subsidiaries, would equal at least one Share more than half the sum of (without duplication) (i) all Shares then outstanding (including restricted shares), plus (ii) all Shares issuable to holders of Monster’s 3.50% Convertible Senior Notes due 2019 (the “Notes”) from whom Monster has received duly completed notices of exercise, plus (iii) all Shares issuable to holders of stock options. According to Monster, as of September 1, 2016, there were 89,071,628 Shares outstanding (including restricted Shares), up to 25,110,292 Shares issuable pursuant to outstanding Notes to the extent those Notes are converted into Shares in accordance with their terms, up to 60,816 Shares issuable upon the exercise of outstanding options, and up to 7,748,466 Shares issuable upon the vesting of outstanding restricted stock units and performance shares (assuming “target” performance for each applicable performance measure). Parent and Purchaser do not currently own any Shares or rights to acquire Shares. Accordingly, based on the number of Shares and options outstanding as of such date, and assuming that no Notes are converted into Shares and no stock options, restricted stock units or performance shares outstanding are exercised or vest, as applicable, the Minimum Condition would be satisfied if at least 44,566,223 Shares are validly tendered in the Offer and not properly withdrawn. We occasionally refer to Shares accepted for purchase pursuant to the Offer as the “Accepted Monster Shares.”

The Offer is being made in accordance with the terms of the Agreement and Plan of Merger, dated as of August 8, 2016, among Purchaser, Monster and Parent (as the same may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, that after the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Monster (the “Merger”) without a vote of the stockholders of Monster in accordance with Section 251(h) of the DGCL, with Monster continuing as the surviving corporation (the “Surviving Corporation”) in the Merger. In the Merger, each Share outstanding (other than any Shares owned by Monster, Purchaser, Parent, or by any of their respective direct or indirect wholly-owned subsidiaries (the “Cancelled Monster Shares”), the Accepted Monster Shares and Shares held by stockholders who have properly and validly perfected appraisal rights under the DGCL (as defined below) (the “Dissenting Shares”)) immediately prior to the effective time of the Merger (the “Effective Time”) will by virtue of the Merger, be converted automatically into the right to receive from Purchaser an amount in cash, without interest and subject to applicable withholding taxes, equal to the Offer Price (the “Merger Consideration”), payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share. As a result of the Merger, Monster will cease to be a publicly traded company and will become a wholly-owned subsidiary of Parent. The Merger Agreement is more fully described in Section 11 — “Purpose of the Offer and Plans for Monster; Merger Agreement and Other Agreements.” Section 5 — “Material United States Federal Income Tax Consequences of the Offer and the Merger” describes the principal U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger. We recommend that stockholders consult their tax advisors regarding the tax consequences of the sale of Shares in connection with the Offer or the Merger.

Pursuant to the Merger Agreement, from and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, the directors of the board of directors of the Surviving Corporation will consist of the members of the board of directors of Purchaser immediately prior to the Effective Time, and the officers of the Surviving Corporation will consist of the officers of Purchaser immediately prior to the Effective Time.

The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of the day on October 3, 2016, unless the Offer is extended. See Section 1 — “Terms of the Offer,” Section 13 — “Conditions of the Offer” and Section 15 — “Certain Legal Matters; Regulatory Approvals.”

The Monster board of directors (the “Monster Board”), at a meeting duly called and held, unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Monster and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, and (iii) determined to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

For factors considered by the Monster Board, see Monster’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) and which will be furnished by Monster to the stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the sub-heading “Background of the Merger Agreement; Reasons for the Recommendation.”

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the conditions to the Offer (including the Minimum Condition) are satisfied and Purchaser consummates the Offer, Purchaser will consummate the merger pursuant to Section 251(h) of DGCL without the vote of the stockholders of Monster.

No appraisal rights are available in connection with the Offer. However, under the applicable provisions of the Merger Agreement and the DGCL, stockholders of Monster will be entitled to appraisal rights under the

DGCL in connection with the Merger if they do not tender Shares in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 16 — “Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal, and the Schedule 14D-9, contain important information and each such document should be read carefully and in its entirety before you make any decision with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer

Upon the terms and subject to the prior satisfaction or waiver of the Offer Conditions (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered in accordance with the procedures set forth in Section 3 — “Procedures for Tendering Shares” and not properly withdrawn prior to the Expiration Date in accordance with the procedures set forth in Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, at the end of the day on October 3, 2016, unless Purchaser has extended the Offer, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, will expire.

The Offer is conditioned upon the satisfaction of the Minimum Condition, the Antitrust Condition, the Restraints Condition and the other conditions described in Section 13 — “Conditions of the Offer.” Purchaser may terminate the Offer without purchasing any Shares if certain events described in Section 13 occur.

We expressly reserve the right to waive any of the Offer Conditions and to make any change in the terms of or conditions to the Offer at any time prior to the Expiration Date. However, we have agreed in the Merger Agreement that we will not, without the prior written consent of Monster, (i) reduce the number of Shares subject to the Offer or the Offer Price, (ii) modify or waive the Minimum Condition or the condition that the Merger Agreement not have been terminated, (iii) add to the Offer Conditions or otherwise modify or waive any terms of the Offer in a manner adverse to the holders of Shares, (iv) extend the Offer, except as permitted by the Merger Agreement, (v) change the form of consideration payable in the Offer or (vi) provide for a “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 under the Exchange Act.

Any extension or amendment of the Offer, waiver of a condition of the Offer, delay in acceptance for payment or payment, or termination of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and 14e-1(d) under the Exchange Act.

Without limiting our obligation under such rules or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release to PR Newswire (or such other national media outlet or outlets as we deem prudent) and by making any appropriate filing with the SEC.

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date, we will be required to accept for payment and pay for any Shares validly tendered and not properly withdrawn. We may extend the Offer, without Monster’s written consent, (i) for any period required by any applicable law or rule, regulation, interpretation or position of the SEC or its staff or The New York Stock Exchange (“NYSE”) applicable to the Offer or (ii) for one or more successive periods of up to ten business days per extension (or such longer period as we and Monster may mutually agree), if, at the time the Offer is scheduled to expire, any of the Offer Conditions are not satisfied or have not been waived, until such time as all Offer Conditions are satisfied or waived, except that without Monster’s written consent, we may not extend the Offer beyond the earlier of the End Date and the termination of the Merger Agreement. Further, we are required to extend the Offer for one or more successive periods of ten business days per extension (or such longer period as we and Monster may mutually agree), if, at the time the Offer is scheduled to expire, any of the Offer Conditions are not satisfied or have not been waived, until such time as all Offer Conditions are satisfied or waived, provided that we are not required to extend the Offer beyond November 30, 2016 (the “End Date”), and provided further that if all conditions are satisfied other than the Minimum Condition, the Antitrust Condition or the Restraints Condition (to the extent the Restraints Condition is not satisfied as a result of seeking the Antitrust Condition), the End Date shall automatically be extended to January 31, 2017. There can be no assurance that we will exercise our right to extend the Offer or that we will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to any withdrawal rights. See Section 4 — “Withdrawal Rights.”

If we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1(d) under the Exchange Act. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of such changes. We understand that it is the SEC’s view that a tender offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage or securities sought, a minimum of ten business days is generally required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for purchase in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment or pay for any Shares if, at the Expiration Date, any of the Offer Conditions have not been satisfied or waived by us. See Section 13 —“Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11 — “Purpose of the Offer and Plans for Monster; Merger Agreement and Other Agreements — The Merger Agreement — Termination.”

As soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will complete the Merger without a vote of the stockholders of Monster in accordance with Section 251(h) of the DGCL.

Monster has agreed to provide us with its list of stockholders and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares whose names appear on the stockholder list of Monster and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

For purposes of this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or a federal holiday determined under Rule 14d-1(g)(3) promulgated under the Exchange Act, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

2.	Acceptance for Payment and Payment for Shares

Subject to the satisfaction or waiver of all the conditions to the Offer Conditions set forth in Section 13 —“Conditions of the Offer,” we will accept for payment and pay for, promptly after the Expiration Date (in any event, no more than two business days after the consummation of the Offer), all shares validly tendered and not validly withdrawn prior to the Expiration Date.

Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 15 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for any Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares, an indication in the Letter of Transmittal of the tender of Direct Registration Book-Entry Shares (as defined in Section 3 below) or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” (b) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. See Section 3 — “Procedures for Tendering Shares.”

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn prior to the Expiration Date as, if and when we give oral or written notice to the Depositary of our acceptance for purchase of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for the tendering stockholders for purposes of receiving payments from us and transmitting such payments to the tendering stockholders. If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for purchase for any reason pursuant to the terms and conditions of the Offer, or if certificates are submitted evidencing more Shares than are tendered, such Shares will be returned or credited to the appropriate account, as applicable. Such unpurchased Shares will be returned or credited (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder promptly following expiration or termination of the Offer. In the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” such Shares will be credited to an account maintained by DTC.

3.	Procedures for Tendering Shares

Valid Tender of Shares. Except as set forth below, in order for you to validly tender Shares in the Offer, (a) a Letter of Transmittal, properly completed and duly executed in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares through DTC, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (i) certificates representing Shares tendered must be delivered to the Depositary, (ii) the Letter of Transmittal must indicate the tender of Direct Registration Book-Entry Shares or (iii) tendered Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (b) you must comply with the guaranteed delivery procedures set forth below. The term

“Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Direct Registration Account. If you hold your Shares in a direct registration account maintained by Monster’s transfer agent (such shares, “Direct Registration Book-Entry Shares”), in order to validly tender your Direct Registration Book-Entry Shares, you must deliver the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other required documents to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or you must comply with the guaranteed delivery procedures described below.

401(k) Plan. If you hold your Shares through the Monster Worldwide, Inc. 401(k) Savings Plan (the “Plan”), in order to validly tender the Shares allocated to your account under the Plan, follow the instructions in the Notice to Participants in the Monster Worldwide, Inc. 401(k) Savings Plan that will be provided to you.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within one business day after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary. Although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (which term includes most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a Letter of Transmittal, properly completed and duly executed, must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

•	a properly completed and duly executed Notice of Guaranteed Delivery, in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

•	the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation or indication in the Letter of Transmittal of the tender of Direct Registration Book-Entry Shares with respect to all such Shares), together with a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the NYSE is open for business.

The Notice of Guaranteed Delivery may be delivered by hand or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery. For purposes of the Merger Agreement and the Offer including for purposes of determining whether the Minimum Condition has been satisfied, unless otherwise mutually agreed to by Monster and Purchaser, any Shares subject to Notices of Guaranteed Delivery will be deemed not to be validly tendered into the Offer unless and until the Shares underlying such Notices of Guaranteed Delivery are actually received (as defined by Section 251(h)(6) of the DGCL).

The method of delivery of Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents, including delivery through DTC, is at the election and sole risk of the tendering stockholder. Delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If such delivery is by mail, we recommend that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Other Requirements. Notwithstanding any provision hereof, Purchaser will pay for Shares pursuant to the Offer only after timely receipt by the Depositary of  (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares (including those tendered pursuant to the guaranteed delivery procedures described above), (b) a Letter of Transmittal (or a manually signed photocopy thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. In addition, if the Shares to be tendered are Direct Registration Book-Entry Shares, the Letter of Transmittal must indicate that such Shares are Direct Registration Book-Entry Shares. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares, Letters of Transmittal or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Binding Agreement. The acceptance for payment by Purchaser of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer through DTC, by delivering an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s attorneys-in-fact and proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger

Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such dividends, distributions, rights, Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney, proxies or consents may be given (and, if given, will not be deemed effective). Purchaser’s designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Monster, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares as provided herein, for any meeting of the stockholders of Monster.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole discretion, which determination shall be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Parent, Purchaser the Depositary, the Information Agent, the Dealer Manager or any of their respective affiliates or assigns, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) shall be final and binding on all parties, subject to the right of any such party to dispute such interpretation in a court of competent jurisdiction.

4.	Withdrawal Rights

Shares validly tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date, and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after November 4, 2016, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as discussed above), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures for tendering Shares described in Section 3 — “Procedures for Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination shall be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction. None of Parent, Purchaser, the Depositary, the Information Agent, the Dealer Manager or any of their respective affiliates or assigns or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5.	Material United States Federal Income Tax Consequences of the Offer and the Merger

The following is a summary of the material U.S. federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable treasury regulations and administrative and judicial interpretations thereunder, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. This summary is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the Offer and the Merger. The U.S. federal income tax consequences set forth below are based on current law. Because individual circumstances may differ, each holder should consult such holder’s own tax advisor to determine the applicability of the rules discussed below to such holder and the particular tax effects of the Offer and the Merger to such holder, including the application and effect of U.S. federal estate and gift, state, local and other tax laws.

The discussion applies only to holders that hold their Shares as capital assets, and may not apply to Shares received pursuant to the exercise of stock options, vesting of other equity awards or otherwise as compensation, Shares held as part of a “straddle,” “hedge,” “conversion transaction,” constructive sale or other integrated transaction, holders that purchase or sell Shares as part of a wash sale for tax purposes, holders in special tax situations (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt organizations, U.S. expatriates, “controlled foreign corporations” or “passive foreign investment companies”), or United States Holders (as defined below) whose functional currency is not the U.S. dollar. This discussion does not address any aspect of the alternative minimum tax, the Medicare tax on net investment income, the U.S. federal gift or estate tax, or state, local or foreign taxation. This discussion also does not address the tax consequences to holders of Shares who exercise appraisal rights under the DGCL.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner, the tax activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships that hold Shares and partners in such partnerships should consult their tax advisors with regard to the U.S. federal income tax consequences of tendering or exchanging Shares pursuant to the Offer or the Merger.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation (or any other entity treated as a corporation for these purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a United States Holder will recognize gain or loss in an amount equal to the difference between (i) the amount of cash received by such United States Holder in the Offer or the Merger and (ii) his or her tax basis in such Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted into the right to receive cash in the Merger. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), such Shares have been held for more than one year. Long-term capital gains recognized by an individual generally will be taxed at preferential rates. Capital losses may be subject to limits on deductibility.

Non-United States Holders

For purposes of this discussion, the term “Non-United States Holder” means a beneficial owner of Shares that is neither a United States Holder nor a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes). In general, a Non-United States Holder will not be subject to U.S. federal income tax on gain recognized on Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger unless:

•	the gain is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to the Non-United States Holder’s permanent establishment in the United States), in which event (i) the Non-United States Holder will be subject to U.S. federal income tax in the same manner as if it were a United States Holder (but such Non-United States Holder should provide an IRS Form W-8ECI instead of an IRS Form W-9), and (ii) if the Non-United States Holder is a corporation, it may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty);

•	the Non-United States Holder is an individual present in the United States for 183 or more days during the taxable year of the sale and certain other conditions exist, in which event the Non-United States Holder will be subject to tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of Shares, net (together with other such gains) of applicable U.S. source losses from sales or exchanges of other capital assets recognized during the year; or

•	Monster is or has been a United States real property holding corporation for U.S. federal income tax purposes (which Monster believes it is not and has not been) and the Non-United States Holder held, directly or indirectly, at any time during the shorter of (i) the five-year period ending on the date of sale (or, if applicable, the date of the Merger) and (ii) the period during which the Non-United States Holder held such Shares, more than 5% of the Shares and such holder is not eligible for any treaty exemption.

Information Reporting and Backup Withholding

Payments made to a noncorporate United States Holder in connection with the Offer or the Merger generally will be subject to information reporting and may be subject to “backup withholding.” Backup withholding generally applies if a United States Holder (i) fails to provide an accurate taxpayer identification number or (ii) in certain circumstances, fails to comply with applicable certification requirements. A Non-United States Holder generally will be exempt from information reporting and backup withholding if it certifies on an IRS Form W-8BEN or W-8BEN-E that it is not a U.S. person, or otherwise establishes an exemption in a manner satisfactory to the Depositary.

Backup withholding is not an additional tax and may be refunded by the Internal Revenue Service to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from information reporting and backup withholding, including corporations. Certain penalties apply for failure to provide correct information and for failure to include reportable payments in income. Each holder should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering United States Holders may be able to prevent backup withholding by completing the IRS FormW-9 that is included in the Letter of Transmittal or, in the case of Non-United States Holders, an IRS Form W-8BEN, W-8BEN-E or other applicable IRS FormW-8.

6.	Price Range of Shares; Dividends

According to Monster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”), the Shares are traded on the NYSE under the symbol “MWW.” The following table sets forth, for the periods indicated, the high and low prices per Share on the NYSE as reported in the Form 10-K with respect to periods through December 31, 2015 and as reported by published financial sources for periods starting January 1, 2016.

Fiscal Year	High	Low
2014:
First Quarter	$8.50	$5.62
Second Quarter	$7.73	$5.33
Third Quarter	$7.03	$5.33
Fourth Quarter	$5.55	$3.41

2015:
First Quarter	$6.84	$4.06
Second Quarter	$6.64	$5.50
Third Quarter	$8.23	$5.68
Fourth Quarter	$7.74	$5.54

2016:
First Quarter	$5.69	$2.43
Second Quarter	$3.50	$2.13
Third Quarter (through September 2, 2016)	$3.81	$2.33

On August 8, 2016, the last full trading day prior to the execution of the Merger Agreement, the reported closing sales price per Share on the NYSE was $2.77 per Share. On September 2, 2016, the last full trading day prior to the commencement of the Offer, the reported closing sales price per Share on the NYSE was $3.72 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

Purchaser has been advised that Monster has never declared or paid cash dividends on its capital stock. Unless waived, the terms of Monster’s credit agreement prohibit Monster from paying any cash dividends in certain circumstances. Under the terms of the Merger Agreement, without Parent’s prior written consent, Monster is not permitted to declare, accrue, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of its capital stock. See Section 14 — “Dividends and Distributions.”

7.	Possible Effects of the Offer; NYSE Listing; Exchange Act Registration

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable following closing of the Offer.

Stock Quotation. The Shares are currently listed on the NYSE. Immediately following closing of the Merger, the Shares may no longer meet the requirements for continued listing on the NYSE. According to the published NYSE guidelines, NYSE would consider delisting the Shares if, among other things, the total number of holders of Shares falls below 400 or the number of publicly held Shares (as determined pursuant to NYSE rules) falls below 600,000. Immediately following the consummation of the Merger we intend to cause the Surviving Corporation to delist the Shares from the NYSE.

Exchange Act Registration. The Shares are currently registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such registration may be terminated upon application of Monster to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Monster to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Monster, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of  “affiliates” of Monster and persons holding “restricted securities” of Monster to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend to cause Monster to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If the registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

8.	Certain Information Concerning Monster

The following description of Monster and its business has been taken from Monster’s annual report on Form 10-K for the fiscal year ended December 31, 2015, and is qualified in its entirety by reference to such Form 10-K.

Monster is a Delaware corporation and its predecessor business was founded in 1967 and became a public company in 1996. Monster’s common stock trades on the NYSE under the symbol “MWW.” Monster’s principal executive offices are located at 133 Boston Post Road, Building 15, Weston, Massachusetts 02493. Monster’s telephone number at such principal executive offices is (978)-461-8000.

Monster is a global leader in connecting people to jobs, wherever they are. Monster’s mission is to help people improve their lives with access to the right job opportunities, and to enable customers to be more successful in finding the best talent anywhere. Today, Monster offers services in more than 40 countries, providing some of the broadest, most sophisticated job seeking, career management, recruitment and talent management capabilities. Monster continues its pioneering work of transforming the recruitment industry with advanced technology using intelligent digital, social and mobile solutions, including our flagship website Monster.com® and a vast array of products and services.

Available Information. Monster is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Monster’s business, capital structure, operating results, financial condition, directors and officers (including their remuneration and stock options, restricted shares, restricted stock units and performance shares granted to them), the principal holders of Monster’s securities, any material interests of such persons in transactions with Monster, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Monster stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at 1 (800) SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as Monster, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Sources of Information. Except as otherwise set forth herein, the information concerning Monster contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC, including the Form 10-K, and other public sources. The information concerning Monster taken or derived from such documents and records is qualified in its entirety by reference to Monster’s public filings with the SEC (which may be obtained and inspected as described above) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Although we have no knowledge that any such information contains any material misstatements or omissions, none of Parent, Purchaser, the Information Agent, the Dealer Manager, the Depositary or any of their respective affiliates or assigns assumes responsibility for the accuracy or completeness of the information concerning Monster contained in such documents and records or for any failure by Monster to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9.	Certain Information Concerning Purchaser and Parent

Purchaser. Purchaser is a Delaware corporation formed on August 4, 2016 solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those incident to its formation and to the Offer and the Merger. Purchaser has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the consummation of the Merger, Purchaser’s separate corporate existence will cease and Monster will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly-owned subsidiary of Parent. The principal executive offices of Purchaser are located at 3625 Cumberland Blvd., Suite 600, Atlanta, Georgia 30339, and Purchaser’s telephone number at such principal executive offices is (770) 937-7112.

Parent. Parent is a Delaware corporation and a wholly-owned subsidiary of Randstad Holding nv, a company organized under the laws of the Netherlands. The principal executive offices of Parent are located at 3625 Cumberland Blvd., Suite 600, Atlanta, Georgia 30339, and Parent’s telephone number at such principal executive offices is (770) 937-7112.

Additional Information. The name, business address, citizenship, present principal occupation or employment and five-year employment history of each of the members of the board of directors and the executive officers of Parent and Purchaser are set forth in Schedule A to this Offer to Purchase.

None of Parent, Purchaser or, to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Except as provided in the Merger Agreement or otherwise described in this Offer to Purchase: (i) none of Parent, Purchaser or, to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of Parent, Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Monster; (ii) none of Parent, Purchaser or, to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons referred to in clause (i) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of Monster during the past 60 days; (iii) none of Parent, Purchaser, their subsidiaries or, to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has any contract, arrangement, or understanding with any other person with respect to any securities of Monster (including, but not limited to, any contract, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations); (iv) in the past two years, except as previously disclosed in Monster’s filings with the SEC, there have been no transactions that would require reporting under the rules and regulations of the SEC between any of Parent, Purchaser, their subsidiaries or, to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Monster or any of its executive officers, directors or affiliates, on the other hand; and (v) in the past two years, there have been no negotiations, transactions or material contacts between any of Parent, Purchaser, their subsidiaries or, to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Monster or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Monster securities, an election of Monster directors or a sale or other transfer of a material amount of assets of Monster.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all issued and outstanding Shares solely for cash, (ii) the Offer is not subject to any financing condition, and (iii) if we consummate the Offer, we will acquire all remaining Shares for the same cash price pursuant to the Merger.

10.	Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements

Background of the Offer. The following chronology summarizes the key meetings and material events between representatives of Parent and Monster and their respective advisors that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every communication or conversation among the representatives of Parent and Monster. For a review of Monster’s additional activities relating to these contacts, please refer to the related Schedule 14D-9 of Monster being mailed to stockholders with this Offer to Purchase.

As part of the continuous evaluation of its business and plans, Parent and its ultimate parent, Randstad Holding nv (“Holding”), regularly consider and evaluate different strategies to improve its business position and enhance value for its stockholders, including opportunities for strategic transactions.

On March 26, 2016, a representative of Monster conducted a telephonic conference with the Chief Innovation Officer at Parent, and discussed a variety of topics, including the existing and future commercial relationship between the companies and the potential for broader commercial alliances. They agreed to schedule a meeting in May for further discussions.

On April 1, 2016, Parent contacted Wells Fargo Securities LLC (“Wells Fargo”), with whom Parent had an existing investment banking relationship, and expressed its initial interest in exploring a strategic transaction with Monster and engaging Wells Fargo as Parent’s financial advisor in connection with any such transaction. On April 19, 2016, representatives of Wells Fargo gave a telephonic presentation to Linda Galipeau, Chief Executive Officer of Parent, and Geert-Jan Bouwhuis, Senior Manager of Corporate Development and M&A of Parent, concerning Monster as a potential acquisition target based on publicly available information.

Following Wells Fargo’s presentation, the supervisory board of directors of Holding (the “Supervisory Board”) authorized a steering committee of Parent (the “Steering Committee”) comprised of Linda Galipeau, the Chief Executive Officer of Parent, Jacques van den Broek, Chief Executive Officer of Holding, Han Kolff, Managing Director Group Control, Strategy and M&A of Holding, Robert Jan van de Kraats, Chief Financial Officer of Holding, James King, Managing Director Group Legal at Holding and Mr. Bouwhuis to negotiate a strategic transaction with Monster within certain price ranges, and to keep the Supervisory Board updated of material developments. The Steering Committee, with the support of the Supervisory Board, delegated to Ms. Galipeau the authority to negotiate a strategic transaction with Monster within those price ranges.

On May 12 and 13, 2016, Tim Yates, Chief Executive Officer of Monster, and Mark Stoever, President and Chief Operating Officer of Monster, met with Ms. Galipeau and other representatives of Parent to broadly discuss the topics from the March 26th discussion and the development of a more meaningful relationship between the two companies. During this discussion, Mr. Yates told Ms. Galipeau that if a broader strategic alliance would include a business combination, in order for him to recommend such a transaction to the Monster Board, the offer would have to be at an “above-market” premium.

Over the next month, Ms. Galipeau called Mr. Yates several times to communicate that Parent was impressed with Monster’s technology and personnel and that Parent would be conducting a financial review to determine if it could accommodate an “above-market” premium. To better assist Parent in its analysis, Ms. Galipeau proposed a meeting on June 9, 2016 involving Parent and Monster management so that Parent could gain a deeper understanding of Monster’s technology, products and strategy.

At an industry event on June 9, 2016, Mr. Stoever and other representatives of Monster met with Mr. Van den Broek, Ms. Galipeau and members of the Randstad Innovation Fund, Parent’s strategic corporate venture fund, in San Jose, CA. Mr. Stoever and other representatives of Monster gave a presentation regarding Monster and its technology, products and strategy to Mr. Van den Broek, Ms. Galipeau and members of the Randstad Innovation Fund.

On June 15, 2016, Ms. Galipeau called Mr. Yates to reiterate Parent’s interest in pursuing a transaction with Monster, and to inform Mr. Yates that Parent would seek to work towards an agreeable price, but needed to conduct preliminary due diligence on several items prior to proposing a price. Ms. Galipeau indicated a desire for exclusivity with Monster. Mr. Yates reiterated the need for both an “above-market” premium and an expedited timeframe, and with that understanding, agreed to provide the requested due diligence materials, subject to the execution of a confidentiality agreement.

Later on June 20, 2016, Parent executed the Confidentiality Agreement with Monster. The Confidentiality Agreement included a standstill provision that prohibited Parent from making any proposal regarding a possible acquisition of Monster, other than a confidential proposal to the Monster Board to acquire Monster. Promptly following the execution of the Confidentiality Agreement, Monster provided to Parent the information responsive to its previous due diligence requests.

On June 21 and 22, 2016, Messrs. Yates and Stoever and other representatives of Monster met with Ms. Galipeau, Mr. Bouwhuis, other representatives of Parent, and representatives of Parent’s strategy and consulting firm, at Monster’s offices in Weston, MA in order to provide Parent with an in-depth review of Monster’s technology, products and commercial and product strategy. Following that meeting, Ms. Galipeau indicated to Mr. Yates that Parent and its representatives would review the results of preliminary due diligence reviews of Monster, obtain necessary internal approvals and contact Monster within the next two weeks to discuss possible next steps.

On July 5, 2016, Wells Fargo sent to Evercore Group L.L.C. (“Evercore”), Monster’s financial advisor, Parent’s non-binding preliminary indication of interest to acquire Monster for $3.50 per Share in cash, with no financing condition. Parent’s proposal represented a premium of 47.7% to the closing price of Monster on July 1, 2016. The proposal was conditioned on, among other things, Monster having net debt of no more than $71 million, total transaction fees not greater than $7.5 million, no change in control payments owed to third parties or any employees other than Messrs. Yates and Stoever and Michael Miller, Executive Vice President, General Counsel and Secretary of Monster, and a 45-day period of exclusivity for Parent to complete its due diligence. The proposal expired by its terms on July 11, 2016.

On July 5, 2016, Parent formally engaged Wells Fargo as its financial advisor with respect to the possible acquisition of Monster.

On July 6, 2016, at the direction of Monster management, representatives of Evercore contacted representatives of Wells Fargo to relay Monster’s disappointment with Parent’s preliminary indication of interest. Representatives of Evercore told representatives of Wells Fargo that Monster did not find Parent’s proposal compelling and indicated that a higher indicative price would be necessary for Monster to be willing to provide exclusivity to Parent. Evercore also noted that Monster’s actual net debt number was higher, the condition with respect to the absence of change in control payments was inconsistent with Monster’s existing contractual obligations and the proposed timeline did not meet the expedited timeframe that the parties had discussed. Representatives of Wells Fargo indicated that further information was needed in order to increase Parent’s indicative valuation of Monster.

On July 8, 2016, Mr. Bouwhuis and other representatives of Parent discussed with Wells Fargo Monster’s response to Parent’s preliminary indication of interest and potential next steps in the discussions with Monster.

On July 10, 2016, Ms. Galipeau called Mr. Yates to further discuss a potential transaction. During that call, they discussed a number of issues relating to Parent’s interest in pursuing an acquisition of Monster, including valuation, matters related to employee change in control provisions and net debt levels. Mr. Yates noted additional items of value that would justify a higher valuation, including the recent investments made by Monster in technology, as well as potential synergies from Parent’s ability to use that technology. Mr. Yates also indicated that, while Monster had not initiated a sale process, there had been inbound inquiries that expressed interest at higher prices. Ms. Galipeau noted that Parent would require additional financial and business strategy information in order to justify a higher price.

Early on July 11, 2016, Mr. Yates and other members of Monster senior management provided certain additional financial and business strategy information to Ms. Galipeau and Mr. Bouwhuis. Mr. Yates and the other members of Monster senior management also discussed with Ms. Galipeau and Mr. Bouwhuis why such information justified a higher valuation of Monster.

On July 14, 2016, on behalf of Parent, Wells Fargo sent to Evercore a revised non-binding indication of interest to acquire Monster for $3.70 per Share in cash, with no financing condition. This revised proposal represented a premium of 39.1% to the $2.66 closing price of Monster on July 13, 2016. The revised indication of interest was conditioned on Monster agreeing to negotiate exclusively with Parent and make certain adjustments to the change in control provisions with management.

Following receipt of the indication of interest, Mr. Yates called Ms. Galipeau later that same day and told her that the proposed price of $3.70 per Share was not sufficient to grant exclusivity. He also told her that a new potential strategic acquirer was moving on an expedited time frame. Finally, he advised her that Monster wished to have a definitive agreement negotiated and announced no later than the announcement of second quarter earnings. With respect to the change in control provisions in agreements with certain members of management, Mr. Yates and Ms. Galipeau agreed that there would be no condition to closing with respect thereto and, in connection with the finalization of the Merger Agreement, would ultimately agree that prior to the closing, Monster would use commercially reasonable efforts to modify the change in control arrangements to provide that executives would not exercise their right to resign for good reason for at least 60 days following the closing of the transaction.

On July 19, 2016, representatives of Evercore and representatives of Wells Fargo discussed Parent’s revised indication of interest. Evercore reiterated Monster’s reluctance to proceed with exclusivity with Parent.

On July 19, 2016, the Steering Committee held a telephonic conference at which Ms. Galipeau provided an update on developments with respect to the ongoing negotiations with Monster and the request for a potential price of $4.00 per Share.

On July 20, 2016, Ms. Galipeau called Mr. Yates to communicate that she had spoken with the Parent Board and Parent would increase the amount that Parent would pay for Monster to $4.00 per Share all cash, subject to due diligence. Parent also would commit to working toward an August 9, 2016 announcement; however, Parent would only do so if Monster granted Parent exclusivity. Following Ms. Galipeau’s call to Mr. Yates, representatives of Wells Fargo reiterated to Evercore Parent’s position on exclusivity.

Later on July 20, 2016, Wells Fargo delivered to Evercore Parent’s further revised non-binding indication of interest to acquire Monster for $4.00 per Share in cash, with no financing condition. The $4.00 per Share valuation represented a premium of 47.6% to the $2.71 per Share closing price of Monster on July 19, 2016, the last trading day prior to the delivery of Parent’s proposal. Wells Fargo also provided a copy of an exclusivity agreement.

On July 21, 2016, Mr. Yates spoke with Ms. Galipeau to inform her that the Monster Board had authorized Monster to enter into an exclusivity arrangement with Parent and work towards reaching definitive documentation by August 9, 2016 on the terms proposed in Parent’s July 20, 2016 indication of interest.

On July 22, 2016, Parent and Monster executed the Exclusivity Agreement, which granted Parent exclusivity through August 8, 2016. However, if prior to such date Parent reduced its valuation of Monster to below $4.00 per Share, Monster would have the right to terminate the Exclusivity Agreement.

On July 22, 2016, Monster provided to Jones Day, Parent’s outside legal counsel, an initial draft of the Merger Agreement for the proposed transaction. The draft Merger Agreement provided, among other terms, (i) a “fiduciary out” to allow Monster to terminate the Merger Agreement in order to accept a Superior Proposal (as defined in the Merger Agreement), subject to payment by Monster of a termination fee equal to 2.0% of the equity value of the transaction, (ii) that payment of the termination fee would be, when payable, Parent’s sole and exclusive remedy, (iii) a right to grant waivers of existing standstills that would prohibit the making of Acquisition Proposals (as defined in the Merger Agreement), and (iv) a matching right that would allow Parent three business days to match any Superior Proposal.

Also on July 22, 2016, Monster provided Parent and its advisors access to due diligence materials in an electronic data room. From this date through August 8, 2016, Parent and its advisors conducted additional due diligence on Monster. On July 25, 2016, representatives of Parent and Monster began the first of a series of due diligence sessions in the Boston office of Jones Day.

On July 28, 2016, Jones Day delivered a revised draft of the Merger Agreement, which, among other things, (i) increased the termination fee to 4.0% of the equity value of the transaction, (ii) provided that the termination fee would not be the sole recourse of Parent in the event of a knowing and intentional breach, (iii) provided that the termination fee would be immediately payable for termination resulting from any material breach of the non-solicitation provision, (iv) removed the requirement that any other breach would have to be knowing and intentional to result in payment of a termination fee under certain circumstances, (v) increased Parent’s time to match any Superior Proposal to five business days, and (vi) increased the minimum threshold for an offer to be a Superior Proposal to all or substantially all of the Shares of Monster from just a majority as was in the initial draft.

On July 31, 2016, Dechert LLP, Monster’s outside legal counsel (“Dechert”), delivered to Jones Day a revised draft of the Merger Agreement, which, among other things, (i) proposed a termination fee of 2.5% of the equity value of the transaction, (ii) provided that, if paid, the termination fee would be the sole recourse when payable, (iii) proposed a matching right that would allow Parent four business days to match any Superior Proposal, but only two business days for any amendment to such proposal, (iv) reverted that termination for breach under the applicable circumstances would only result in an obligation to pay the termination fee if that breach were knowing and intentional, and (v) lowered the threshold for a Superior Proposal to more than half of the Shares of Monster.

From August 1 through August 3, 2016, Mr. Yates and other representatives of Monster met with representatives of Parent in the Boston office of Jones Day for additional due diligence meetings, including specialized meetings regarding various aspects of Monster’s business.

On August 1, 2016, Monster provided to Parent certain non-public projected financial data relating to Monster for the third and fourth quarters of 2016.

On August 2, 2016, Mr. Yates and Ms. Galipeau and certain other representatives of Parent and Parent’s advisors met to discuss the non-public projected financial data relating to Monster for the third and fourth quarters of 2016 and provided by Monster to Parent on August 1st.

On August 3, 2016, Jones Day delivered to Dechert a revised draft of the Merger Agreement, which accepted a four business day period for Parent to match any Superior Proposal (but provided that Parent would have the same four business days for any amendment to such proposal), and otherwise reverted to its positions on the open points outlined above from its July 28, 2016 draft, including a termination fee of 4.0% of the equity value of the transaction.

On August 4, Ms. Galipeau called Mr. Yates to tell him that, based on Parent’s due diligence and its review and analysis of Monster’s financial forecasts for the third and fourth quarters of 2016, as provided on August 1, 2016, Parent and its financial advisor did not believe that Monster would achieve the profitability that they had previously assumed in determining their valuation and therefore Parent was no longer willing to proceed at the $4.00 per Share offer price. Instead, Ms. Galipeau stated that Parent was only willing to proceed at an offer price of $3.40 per Share. Following review and discussion with each member of the Monster Board, Mr. Yates told Ms. Galipeau that Monster would proceed at this offer price on the following conditions: (i) the parties continue to proceed on the timeframe for executing definitive documentation and announcing a transaction on or before August 9, 2016, (ii) confirmation that Parent’s due diligence was substantially complete and (iii) the material terms of the Merger Agreement were in place.

On August 5, 2016, Dechert delivered to Jones Day a revised draft of the Merger Agreement, which, with respect to the points outlined above, generally reverted back to its positions in its July 31, 2016 draft, including a termination fee of 2.5% of the equity value of the transaction.

On August 6, 2016, Dechert and Jones Day discussed the remaining open issues on the Merger Agreement and Jones Day made the following proposal to resolve the most significant remaining open points: (i) a termination fee of $9,000,000, representing approximately 2.75% of the equity value and 2.1% of the enterprise value of the Company at the Offer Price; (ii) provided that a Superior Proposal be a bid for 75% or more of the Shares of Monster instead of for all Shares; (iii) if amendments are made to a Superior Proposal, Parent would only have two business days to match; (iv) Parent has the right to terminate the agreement and receive the termination fee for any material breach of the non-solicitation provisions; (v) no requirement that Monster’s breach be knowing and intentional to result in payment of a termination fee under the applicable circumstances; and (vi) the termination fee is not Parent’s exclusive remedy in the event of an intentional and knowing breach by Monster. Later in the day, Jones Day delivered to Dechert a revised draft of the Merger Agreement reflecting this proposal. At the direction of Monster, Evercore shared with Parent Monster’s revenue and Adjusted EBITDA forecasts for 2016 through 2021.

On the morning of August 7, 2016, Dechert and Jones Day negotiated the remaining open issues on the Merger Agreement throughout the day.

On August 8, 2016, Dechert delivered a revised draft of the Merger Agreement to Jones Day accepting on behalf of Monster the proposed resolution of the key points outlined above, except that, other than with respect to a breach of the non-solicitation obligation, Monster’s breach is required to be knowing and intentional to result in payment of a termination fee under the applicable circumstances. Throughout the day on August 8, 2016, Dechert and Jones Day resolved the outstanding open points in the Merger Agreement.

Later in the afternoon of August 8, 2016, the Supervisory Board reviewed the terms of the Merger Agreement and Ms. Galipeau recommended to the Supervisory Board and the Steering Committee the final offer price. The Supervisory Board and the Steering Committee approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

During the evening of August 8, 2016, the parties entered into the Merger Agreement. On the morning of August 9, 2016, before the opening of the New York Stock Exchange, Monster and Parent issued a joint press release announcing the execution of the Merger Agreement and the proposed transaction. A copy of the press release is filed as Exhibit (a)(5)(A) and is incorporated herein by reference.

On September 6, 2016, Purchaser commenced the Offer.

Past Contacts, Transactions, Negotiations and Agreements. For more information on the Merger Agreement and the other agreements between Monster and Purchaser and their respective related parties, see Section 9 — “Certain Information Concerning Purchaser and Parent,” and Section 11 — “Purpose of the Offer and Plans for Monster; Merger Agreement and Other Agreements,” and Section 12 — “Source and Amount of Funds.”

11.	Purpose of the Offer and Plans for Monster; Merger Agreement and Other Agreements

Purpose of the Offer and Plans for Monster. The purpose of the Offer is for Parent, indirectly through Purchaser, to acquire control of, and the entire equity interest in, Monster. The Offer, as a first step in the acquisition of Monster, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all of the capital stock of Monster not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as soon as practicable following the Acceptance Time (as defined below), subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement.

If you sell your Shares in the Offer, you will cease to have any equity interest in Monster or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you will also no longer have an equity interest in Monster. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Monster.

In accordance with the Merger Agreement, if we accept for payment and pay for at least a majority of the issued and outstanding Shares in the Offer, we will acquire the remaining Shares pursuant to the Merger.

Parent and Purchaser are conducting a detailed review of Monster and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and will consider what, if any, changes would be desirable in light of the circumstances which exist upon consummation of the Offer. We will continue to evaluate the business and operations of Monster during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of Monster’s business, operations, capitalization and management with a view of optimizing development of Monster’s potential in conjunction with Parent’s existing businesses. We expect that Monster will continue operating as a separate and independent entity under the Monster name. However, plans may change based on further analysis, including changes in Monster’s business, corporate structure, charter, bylaws, capitalization, board of directors and management.

Except as disclosed above or otherwise in this Offer to Purchase, we do not have any present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Monster or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, (ii) any sale or transfer of a material amount of assets of Monster, (iii) any material changes in Monster’s capitalization or dividend policy, (iv) any other material changes in Monster’s corporate structure or business, or (v) changes to the management of Monster.

To the best knowledge of Parent and Purchaser, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Monster, on the one hand, and Parent or Purchaser, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Monster entering into any such agreement, arrangement or understanding.

The board of directors and officers of the Surviving Corporation at and immediately following the Effective Time will consist of the members of the Board of Directors and officers, respectively, of Purchaser immediately prior to the Effective Time.

At the Effective Time, the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety to read in the form attached as Exhibit B to the Merger Agreement, and the bylaws of Purchaser in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation, except that all references therein to Purchaser will automatically be amended and will become references to the Surviving Corporation.

The Merger Agreement. The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference and filed as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO that we have filed with the SEC on September 6, 2016 (the “Schedule TO”). The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Monster.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual disclosures about Parent, Purchaser, Monster or their respective affiliates. The Merger Agreement contains representations, warranties and covenants that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations, warranties and covenants are subject to qualifications and limitations agreed to by the respective parties. The representations, warranties and covenants in the Merger Agreement were made for the purpose of allocating contractual risk between the parties thereto and governing contractual rights and relationships between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders of Parent or Monster. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this Section 11, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Parent, Purchaser, Monster or their respective affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may have changed since the date of the Merger Agreement and may change after the date hereof, and such subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, such representations, warranties and covenants or descriptions thereof should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Parent and Monster publicly file.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable after the date of the Merger Agreement (but in no event later than September 6, 2016). Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction or waiver of the Minimum Condition and the other Offer Conditions described in Section 13 — “Conditions of the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment). If such conditions are satisfied, Purchaser will accept for payment, and pay for, all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the Expiration Date (the “Acceptance Time”).

The Merger Agreement allows us to extend the Offer, without Monster’s consent, (i) for any period required by any applicable law or rule, regulation, interpretation or position of the SEC or its staff or the NYSE applicable to the Offer; or (ii) for one or more successive periods of up to ten business days per extension (or such longer period as we and Monster may mutually agree), if, at the time the Offer is scheduled to expire, any of the Offer Conditions are not satisfied or have not been waived, until such time as all Offer Conditions are satisfied or waived, except that without Monster’s written consent, we may not extend the Offer beyond the earlier of the End Date and the termination of the Merger Agreement. In addition, the Merger Agreement requires us to extend the Offer for one or more successive periods of ten business days per extension (or such longer period as we and Monster may mutually agree), if, at the time the Offer is scheduled to expire, any of the Offer Conditions are not satisfied or have not been waived, until such time as all Offer Conditions are satisfied or waived, provided that we are not required to extend the Offer beyond the End Date.

Recommendation. The Monster Board, at a meeting duly called and held, unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Monster and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, and (iii) recommended that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer; provided, that Monster agreed that such recommendation may be rescinded, modified or withdrawn solely in accordance with the terms of the Merger Agreement.

The Merger. The Merger Agreement provides that, following consummation of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into Monster, and, as a result of the Merger, the separate corporate existence of Purchaser will cease, and Monster will survive the Merger as a wholly-owned subsidiary of Parent. The Merger will be effected under Section 251(h) of the DGCL as soon as practicable following consummation of the Offer upon the terms and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, without any stockholder vote.

Charter, Bylaws, Directors and Officers. At the Effective Time, the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety so as to read in the form attached to the Merger Agreement. Also at the Effective Time, the bylaws of Purchaser in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation, except that all references therein to Purchaser will automatically be amended and will become references to the Surviving Corporation.

From and after the Effective Time, until their successors are duly elected or appointed and qualified in accordance with applicable law or until their earlier death, resignation or removal, (i) Purchaser’s directors immediately prior to the Effective Time will be the directors of the Surviving Corporation and (ii) the officers of Purchaser immediately prior to the Effective Time will be the officers of the Surviving Corporation.

Conversion of Shares. Each Share outstanding immediately prior to the Effective Time (other than the Cancelled Monster Shares, the Accepted Monster Shares and any Dissenting Shares) will be converted into the right to receive $3.40 per Share, net to the holder thereof, subject to deduction for applicable withholding taxes, in cash (the “Merger Consideration”) without interest thereon, payable to such holder upon surrender of the certificate formerly representing (or upon book-entry transfer of) such Shares. The Merger Consideration will be adjusted appropriately to reflect the effect of any change in the outstanding shares of capital stock of Monster, including by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend occurring during the period from the date of the Merger Agreement to the Effective Time. At the Effective Time, all of the Cancelled Monster Shares (if any) and the Accepted Monster Shares will be cancelled, and no further consideration will be paid for such Shares (other than, for the avoidance of doubt and without duplication, any consideration that remains payable with respect to such Accepted Company Share pursuant to the Offer). At the Effective Time, each share of

Purchaser’s common stock outstanding immediately prior to the Effective Time will be converted into one fully paid, nonassessable share of common stock of the Surviving Corporation. The Shares of stockholders who properly and validly perfected their statutory rights of appraisal in accordance with Section 262 of the DGCL will not be converted into the right to receive the Merger Consideration, but instead will be entitled to only such rights as are granted by Section 262 of the DGCL.

Treatment of Equity Awards.

•	Stock Options. The Merger Agreement provides that each stock option to purchase Shares that is outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, will accelerate and become vested and exercisable in full as of immediately prior to the Effective Time, and the holder of such stock option will have the right to exercise his or her stock option in whole or in part at any time prior to the Effective Time. Each stock option that is not exercised prior to the Effective Time shall automatically terminate at the Effective Time under the terms of the applicable company stock plans, in exchange for an amount equal to the excess of the Offer Price over the applicable exercise price for each Share subject to such stock option, less any required withholding taxes, provided that if the exercise price per Share equals or exceeds the Offer Price, the amount payable for such stock option shall be $0.00.

•	Restricted Shares. The Merger Agreement provides that each Share that is restricted and outstanding immediately prior to the Effective Time will be cancelled and converted into only the right to receive an amount in cash (without interest) equal to the Offer Price. Such cash amount will be paid, less any required withholding taxes, as promptly as practicable (but not later than three business days) following the Effective Time.

•	Post-March 1, 2016 Restricted Stock Units. The Merger Agreement provides that each restricted stock unit in respect of Shares granted after March 1, 2016 (other than restricted stock units granted to a non-employee director of Monster), whether or not subject to any performance based vesting or other performance conditions and whether settled in cash or Shares (each, a “Post-March 1, 2016 Restricted Stock Unit”); that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into only the right to receive an amount in cash (without interest) equal to the product obtained by multiplying (i) the total number of Shares subject to such Post-March 1, 2016 Restricted Stock Unit by (ii) the Offer Price. Such cash amount will be paid, less any required withholding taxes, in accordance with the vesting schedule applicable to such Post-March 1, 2016 Restricted Stock Unit as in effect immediately prior to the Effective Time, including the provisions providing for accelerated vesting upon certain terminations of employment.

•	Post-March 1, 2016 Performance Shares. The Merger Agreement provides that each right to receive Shares that vests based on the level of achievement of performance goals and was granted after March 1, 2016 (each, a “Post-March 1, 2016 Performance Share”) that is outstanding immediately prior to the Effective Time will be cancelled and converted into only the right to receive an amount in cash (without interest) equal to the product obtained by multiplying (i) the total number of Shares subject to such performance share up to the number of Shares eligible to vest under the applicable performance award agreement assuming “target” performance for each applicable measure by (ii) the Offer Price. Such cash amount will vest and be paid, less any required withholding taxes, in equal installments on each of March 15, 2017, March 15, 2018 and March 15, 2019 pursuant to the time-based vesting schedule applicable to such Post-March 1, 2016 Performance Share as in effect immediately prior to the Effective Time, including the provisions providing for accelerated vesting upon certain terminations of employment.

•	Senior Executive Stock Price Restricted Stock Units. The Merger Agreement provides that each unvested restricted stock unit in respect of Shares granted on January 7, 2015 that vests based on the achievement of applicable stock price targets set forth in the applicable award agreement (each, a “Senior Executive Stock Price Restricted Stock Unit”) that is outstanding immediately prior to the Effective Time will be cancelled for no consideration.

•	Other Restricted Stock Units. The Merger Agreement provides that each restricted stock unit in respect of Shares (including each restricted stock unit held by a non-employee director of Monster, but excluding each Post-March 1, 2016 Restricted Stock Unit, Post-March 1, 2016 Performance Share and Senior Executive Stock Price Restricted Stock Unit) that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into only the right to receive an amount in cash (without interest) equal to the product obtained by multiplying (i) the total number of Shares subject to such restricted stock unit by (ii) the Offer Price. Such cash amount will be paid, less any required withholding taxes, as promptly as practicable (but not later than three business days) following the Effective Time.

Representations and Warranties. In the Merger Agreement, Monster has made customary representations and warranties to Parent and Purchaser with respect to, among other matters:

•	corporate matters, such as organization and qualification, organizational documents, power and authority and the Board Recommendation;

•	authorization of the Merger Agreement and the transactions contemplated thereby;

•	required filings and consents and no violations of organizational documents or applicable law;

•	capitalization;

•	its subsidiaries, and its equity interests in each subsidiary;

•	SEC filings, financial statements and internal controls;

•	accuracy of information included in the Schedule 14D-9 and information provided for inclusion in the Schedule TO and other documents relating to the Offer;

•	the absence of certain changes to the business of Monster since December 31, 2015;

•	the absence of undisclosed liabilities;

•	litigation;

•	compliance with law and permits;

•	material contracts;

•	tax matters;

•	employee benefit plans, including compliance with ERISA and certain related matters;

•	labor and employment matters;

•	insurance;

•	environmental matters;

•	intellectual property;

•	real property;

•	compliance with anti-corruption and anti-bribery laws;

•	government contracts;

•	brokers’ and certain fees;

•	the opinion of its financial advisor;

•	required vote needed to adopt the Merger Agreement and approve the Merger; and

•	state takeover statutes.

Some representations and warranties in the Merger Agreement made by Monster are qualified as to “materiality” or “Material Adverse Effect” or by knowledge or the ability to consummate the transactions contemplated by the Merger Agreement. “Material Adverse Effect” means any circumstance, event, change, development, occurrence, state of facts, condition or effect (each an “Effect”), that, individually or in combination with any other Effect, (i) has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition, assets or results of operations of Monster and its subsidiaries, taken as a whole; provided, however, that no Effect shall constitute or contribute to a Material Adverse Effect pursuant to this clause (i) to the extent that such Effect arises out of, or results directly or indirectly from, and none of the following will be taken into account in determining whether a Material Adverse Effect has occurred or is continuing pursuant to this clause (i): (A) general economic, business or regulatory conditions in the United States or elsewhere in the world; (B) credit, debt, financial or capital markets, interest or exchange rates or commodity prices, in each case, in the United States or elsewhere in the world; (C) conditions generally affecting the industry in which Monster and its subsidiaries operate; (D) any military conflict, declared or undeclared war, armed hostilities, acts of foreign or domestic terrorism or civil disobedience; (E) any hurricane, flood, tornado, earthquake or other natural disaster or pandemic; (F) changes or proposed changes in any applicable law or GAAP after the date of this Agreement (or interpretation thereof); (G) any failure by Monster or any of its subsidiaries to meet any internal or external projections, estimates, expectations, earnings predictions or forecasts for any period, or to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations for any period (but excluding, in each case, the underlying causes of such failure unless such underlying causes would otherwise be excepted from this definition); (H) changes in the trading volume or trading price of the Shares (but excluding, in each case, the underlying causes of such changes unless such underlying causes would otherwise be excepted from the definition of “Material Adverse Effect”); (I) the public announcement or pendency of the Merger Agreement, the Offer or the anticipated consummation of the Offer or the Merger (including the identity of Parent as the acquirer of Monster), including the impact thereof on relationships, contractual or otherwise, with officers, employees, customers, suppliers, distributors, vendors, licensors, licensees, lenders or governmental authorities or government officials; (J) any action expressly required to be taken by Monster or any of its subsidiaries pursuant to the Merger Agreement; (K) any claim or suit (whether civil, criminal, administrative or judicial), action, litigation, arbitration, mediation, proceeding (including any civil, criminal, administrative or appellate proceeding), hearing, audit, investigation, criminal prosecution or SEC “Wells” process, in each case commenced, brought, conducted or heard by or before any court or other governmental authority or any mediator, arbitrator or arbitration panel (including any class action or derivative litigation) relating directly or indirectly to the Merger Agreement, the Merger, the Offer or the other transactions under the Merger Agreement; or (L) any action taken by Parent or its affiliates (including any disclosure regarding its plans with respect to the conduct of Monster’s business following the Effective Time); provided, further, that any Effect referred to in clause (A), (B), (C), (D), (E) or (F) above may constitute, and be taken into account in determining the occurrence of, a Material Adverse Effect if and only to the extent that such change or event has a disproportionately adverse impact on Monster and its subsidiaries, taken as a whole, as compared to the other companies that operate in the industry in which Monster and its subsidiaries operate, or (ii) does or would reasonably be expected to prevent or delay beyond the End Date Monster from consummating the transactions under the Merger Agreement (provided, that no Effect shall constitute or contribute to a Material Adverse Effect pursuant to this clause (ii) to the extent that such Effect arises out of, or results directly or indirectly from, seeking the governmental consents).

In the Merger Agreement, Parent and Purchaser have made representations and warranties to Monster with respect to:

•	corporate matters, such as organization and qualification, power and authority;

•	authorization of the Merger Agreement and the transactions contemplated thereby;

•	required filings and consents and no violations of organizational documents, applicable laws or agreement;

•	ownership and operation of Purchaser;

•	no vote required to adopt Merger Agreement or approve Merger;

•	accuracy of information included in the Schedule TO and other documents relating to the Offer and information provided for inclusion in the Schedule 14D-9;

•	litigation;

•	share ownership;

•	availability of funds and solvency; and

•	brokers and certain fees.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect” or by knowledge. “Parent Material Adverse Effect” means any Effect that, individually or in combination with any other Effect, does or would reasonably be expected to prevent or delay beyond the End Date Purchaser or Parent from consummating the transactions under the Merger Agreement (provided, that no Effect shall constitute or contribute to a Parent Material Adverse Effect to the extent that such Effect arises out of, or results directly or indirectly from, seeking the governmental consents). None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement survive the Effective Time.

Covenants. The parties have agreed to a number of customary covenants in the Merger Agreement, including, among others, the covenants described below.

Conduct of Business. The Merger Agreement obligates Monster and its subsidiaries, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, subject to certain exceptions, to use and cause its subsidiaries to use commercially reasonable efforts to conduct its business in the ordinary course, and to the extent consistent therewith, use its commercially reasonable efforts to preserve intact its business organization and preserve the present relationships and goodwill with those persons having significant business relationships with Monster or its subsidiaries, keep available the services of its key suppliers and maintain in effect all material permits necessary for Monster or its subsidiaries to own, lease or otherwise hold and operate its properties and assets and to carry on its businesses and operations as now conducted and maintain and enforce all material intellectual property owned by Monster and its subsidiaries. Without limiting the generality of the foregoing, and subject to certain exceptions and as required by applicable law, Monster and its subsidiaries may not take any of the following actions without the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed):

(i)	(A) declare, set aside, or pay any dividends on, or make any other distributions (whether in cash, stock or property) with respect to, any of its capital stock, other than dividends or distributions by a direct or indirect wholly-owned subsidiary of Monster to another wholly-owned subsidiary of Monster or the payment of accrued dividends with respect to awards granted under Monster’s Amended and Restated 2008 Equity Incentive Plan and 1999 Long Term Incentive Plan, as amended, and all related award agreements (the “Monster Stock Plans”) that become vested after the date of the Merger Agreement, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire any securities of Monster or securities of any subsidiary of Monster (except (1) upon the net exercise of Monster equity awards disclosed in the Disclosure Schedules to the Merger Agreement or otherwise listed in Section 4.06(a) of the Merger Agreement and (2) in connection with the satisfaction of any tax liability relating to an outstanding award granted under any of the Monster Stock Plans);

(ii)	issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien any securities of Monster or securities of any subsidiary of Monster (other than the issuance of Shares pursuant to the exercise, vesting or settlement of equity awards that are outstanding as of the date of the Merger Agreement in accordance with the applicable terms thereof);

(iii)	amend the articles of incorporation or bylaws (or other similar organizational documents) of Monster or any of its subsidiaries (including by merger or consolidation);

(iv)	merge or consolidate with, or purchase an equity interest in, or acquire any business of or all or substantially all of the assets of, any person or any division or business thereof, other than any such transaction solely between or among any of Monster and its subsidiaries;

(v)	(A) subject to clause (viii) below, sell, license, lease or otherwise dispose of (1) any of its material tangible properties or assets (including capital stock of any subsidiary) or (2) any other tangible properties or assets for consideration (including consideration in the form of assumption of liabilities) of $1,000,000 or more in the aggregate, in each case except for dispositions of obsolete equipment in the ordinary course of business consistent with past practice, (B) adopt a plan of complete or partial liquidation, dissolution, recapitalization, restructuring or other reorganization of Monster or its subsidiaries, or (C) enter into any Contract that contains a change of control or similar provision that would require a material payment to the other party or parties thereto in connection with the transactions contemplated by the Merger Agreement;

(vi)	(A) incur, assume or otherwise become liable for or guarantee any indebtedness, other than (1) indebtedness under Monster’s or any of its subsidiaries’ existing lines of credit or other facilities in an amount not to exceed $1,000,000 to finance capital expenditures permitted by clause (viii) below or (2) indebtedness incurred in connection with the refinancing of any indebtedness existing on the date of the Merger Agreement or permitted to be incurred, assumed or otherwise entered into pursuant to this clause (vi), or (B) make any loans or capital contributions to, or investments in, or forgive any loans to, any person other than subsidiaries of Monster, other than advances to employees for travel and other business expenses in the ordinary course of business consistent with past practice;

(vii)	grant or create, or permit the creation or imposition of, any lien on any material assets of Monster or any of its subsidiaries (other than permitted liens);

(viii)	make any capital expenditures other than in the ordinary course of business, other than (A) those contemplated by the capital expenditure budget for the relevant fiscal year, which capital expenditure budget has been made available to Purchaser or (B) otherwise in an aggregate amount for all such capital expenditures made pursuant to this clause (B) not to exceed $1,000,000;

(ix)	(A) enter into any contract that would constitute a material contract or material lease agreement if in existence on the date of the Merger Agreement, (B) modify, amend or terminate any material contract or material lease agreement, (C) accelerate, terminate, cancel, renew, fail to exercise an expiring renewal option under any material lease agreement, or (D) grant any waiver, release or relinquishment of any material rights under any material contract or material lease agreement, in each case of (A), (B), (C), and (D), other than in the ordinary course of business consistent with past practice (provided that any such new contract entered into would be a material contract only pursuant to clauses (i), (ii), (iv)(A) (solely pursuant to clause (iii) or (iv) of the definition of Indebtedness in the Merger Agreement), (v), (ix), (xi), (xiii) or (xiv) (solely pursuant to clause (i) of the definition of Material Government Contract in the Merger Agreement ) of Section 4.15(a) of the Merger Agreement;

(x)

(A) grant any increase in base salary, bonus opportunity or benefits to any current or former directors, officers, employees or consultants of Monster or any of its subsidiaries, except as required under the terms of existing contracts in effect as of the date of the Merger Agreement (including the terms of any compensation or benefit plan) or increases in base salary (not to exceed 3%) in the ordinary course of business for employees (other than a senior vice president or more senior level Monster employee), or in connection with a promotion not prohibited under the Merger Agreement, in each case, consistent with Monster’s past practice, (B) adopt, enter into or terminate any compensation or benefit plan (except as required by applicable law), (C) amend any compensation or benefit plan, except as required by applicable law or to maintain the tax-qualified status of any such plan, (D) grant any severance or termination pay which will become due and payable on or after the Effective Time, except as required under the terms of existing contracts that are in effect as of the date of the Merger Agreement and have been made available to Parent (including the terms of any compensation or benefit plan) or in connection with a new hire or promotion not prohibited under the Merger Agreement, consistent with Monster’s past practice, (E) adopt any termination notice policies with respect to employees of Monster or amend any existing policies related to termination or severance pay for employees of Monster, (F) make any statements, announcements or commitments to any employee of Monster as to the terms or conditions of any such employee’s employment from and after the Effective Time, (G) hire any employee who would be, if hired, an officer, promote any employee who is an officer to a position more senior than such employee’s position as of the date of the Merger Agreement, or promote a non-officer employee to an officer position, provided, however, that Monster may hire any person to be an officer (other than a senior vice president or more senior level employee) or promote any employee to be an officer (other than a senior vice president or more senior level employee), in each case as reasonably necessary to replace departing officers, or (H) except as provided in Section 6.06(d) of the Merger Agreement or as specifically provided in any contracts that are in existence as of the date of the Merger Agreement and have been made available to Parent (including any compensation or benefit plan), accelerate any rights or benefits under any compensation or benefit plan;

(xi)	(A) make any material change in accounting methods, principles or practices, except insofar (1) as may have been required by a change after the date of the Merger Agreement in GAAP (or any interpretation thereof) or Regulation S-X under the Securities Act, (2) as may be required by a change after the date of the Merger Agreement in applicable law or (3) as disclosed in Monster’s documents filed or furnished with the SEC on or after January 1, 2015 or as required by a governmental authority or quasi-governmental entity (including the Financial Accounting Standards Board or any similar organization) or (B) make any material payment, directly or indirectly, of any liability of Monster or any of its subsidiaries before the same comes due in accordance with its terms;

(xii)	make, change or revoke any material tax election, change or adopt any annual tax accounting period or change any material method of tax accounting, file any amended tax return if such amendment would or would reasonably be expected to result in a material tax liability, enter into any closing agreement with any taxing authority if such agreement would or would reasonably be expected to result in a material tax liability or have a material impact on taxes, request any tax ruling from any governmental authority, settle or compromise any material tax liability or any audit, examination or other proceeding relating to a material amount of taxes, or surrender any claim for a material refund of taxes, or, except in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes;

(xiii)	adopt any plan of merger, consolidation, reorganization, liquidation or dissolution of Monster or any of its subsidiaries (other than any merger or consolidation of wholly-owned direct or indirect subsidiaries of Monster), file a petition in bankruptcy under any provisions of any applicable law on behalf of Monster or any of its subsidiaries or consent to the filing of any bankruptcy petition against Monster or any of its subsidiaries under any similar applicable law;

(xiv)	enter into any new line of business or discontinue any line of business;

(xv)	enter into any collective bargaining or similar labor contract or form any new works council;

(xvi)	discharge, settle or compromise any proceeding other than a settlement solely for monetary damages (without any admission of liability or other adverse consequences or restriction on Monster, Parent, Purchaser or the Surviving Corporation) (net of insurance proceeds received) not in excess of $100,000 individually or $250,000 in the aggregate;

(xvii)	commence any proceeding other than in the ordinary course of business or for the routine collection of invoices or enter into any contract or transaction between Monster or any of its subsidiaries, on the one hand, and any affiliate of Monster or any of its subsidiaries on the other hand, other than in the ordinary course of business consistent with past practice and on terms no less favorable to Monster or any of its subsidiaries, as applicable, than the terms governing such transactions with third parties;

(xviii)	amend or modify the compensation terms or any other obligations of Monster contained in the engagement letter with Evercore in a manner adverse to Monster, any of its subsidiaries or Parent;

(xix)	enter into, amend, cancel or permit to lapse or expire any insurance policies other than in the ordinary course of business consistent with past practice;

(xx)	license, grant any rights to or transfer any of the material intellectual property owned or, used or held for use by Monster and any of its subsidiaries, other than grants of non-exclusive licenses in the ordinary course of business consistent with past practice;

(xxi)	abandon, cancel, let lapse, fail to renew, fail to continue to prosecute, protect or defend or otherwise dispose of any of the material intellectual property owned or, used or held for use by Monster or any of its subsidiaries;

(xxii)	except as a result of the failure of any of the assumptions in Section 4.12 of the Disclosure Schedules to the Merger Agreement to be correct, pay or agree to pay transaction expenses in connection with the Merger Agreement or the transactions under the Merger Agreement in excess of $7,500,000 in the aggregate; or

(xxiii)	authorize any of, or commit or agree in writing to take any of, the foregoing actions.

No Solicitation. Except as otherwise permitted below, Monster has agreed to, and to cause its subsidiaries and their respective representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person previously conducted with respect to any proposal that constitutes or would reasonably be expected to lead to, or result in, an Acquisition Proposal (as defined below). Monster has also agreed to not, and cause its subsidiaries and their respective representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate the making of any Acquisition Proposal or any inquiry, proposal or request for information that would reasonably be expected to lead to, or result in, an Acquisition Proposal, (ii) engage in negotiations or discussions with, or furnish any information concerning Monster or any of its subsidiaries to, any third party who has made, or in response to, an Acquisition Proposal or any inquiry, proposal or request for information that would reasonably be expected to lead to, or result in, an Acquisition Proposal (provided that Monster or any of its representatives are not prohibited from informing any third party of the non-solicitation provisions set forth in the Merger Agreement or contacting the third party or its representatives that made any Acquisition Proposal solely for the purpose of seeking clarification of solely those terms or conditions of such Acquisition Proposal that require clarification so as to determine whether such Acquisition Proposal is, or is reasonably likely to result in, a Superior Proposal (as defined below)), (iii) approve, endorse or recommend any Acquisition Proposal, (iv) enter into any letter of intent, memorandum of understanding, agreement in principle or similar document, or any contract or commitment providing for or relating to an Acquisition Transaction (as defined below) (other than a confidentiality agreement in accordance with the terms set forth in the Merger Agreement) (an “Alternative Acquisition Agreement”), (v) take any action to make the provisions of any state takeover statute or similar applicable law (including the restrictions under Section 203 of the DGCL), or any anti-takeover provision in Monster’s organizational documents, inapplicable to any transactions contemplated by an Acquisition Proposal, (vi) amend or grant any waiver or release under, or fail to enforce, any standstill or similar contract with respect to the Shares (provided, however, that Monster may waive, if requested by the applicable counterparty, rights under any standstill, confidentiality agreement or similar contract to which Monster is a party to the extent necessary to enable such counterparty to make an Acquisition Proposal), or (vii) resolve or agree to do any of the foregoing. Monster also agreed to, promptly after the date of the Merger Agreement, to terminate access by any third party to any physical or electronic data room relating to any potential Acquisition Transaction and request that each third party that previously executed a confidentiality agreement in connection with its consideration of an Acquisition

Transaction promptly return or destroy all confidential information previously furnished to or for the benefit of such third party by or on behalf of Monster or its representatives.

The Merger Agreement requires that Monster promptly, and in any event within 24 hours, (i) advise Parent orally or in writing if Monster receives any Acquisition Proposal and provide to Parent the material terms and conditions, including the identity of the Person making any such Acquisition Proposal, of any such Acquisition Proposal, (ii) notify Parent of any material change to the terms of any such Acquisition Proposal (including a summary of such material changes), (iii) advise Parent of any material developments regarding such Acquisition Proposal and (iv) provide to Parent any written indication of interest, inquiry, proposal or request for information (or amendment thereto) that would reasonably be expected to lead to, or result in, an Acquisition Proposal or any written material that constitutes an Acquisition Proposal (or amendment thereto) including copies of any proposed Alternative Acquisition Agreements and any financing commitments related thereto.

In accordance with the terms of the Merger Agreement, prior to the consummation of the Offer, Monster may engage in negotiations or discussions with, or furnish any information and reasonable access to, any third party or group and or their representatives in response to an Acquisition Proposal, in each case, made after the date of the Merger Agreement and under circumstances not otherwise involving a breach of the Merger Agreement, if  (i) Monster has received an unsolicited written Acquisition Proposal from a third party or group and (ii) the Monster Board determines in good faith, after consultation with its outside legal and financial advisors, and based on information then available, that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, or result in, a Superior Proposal and that the failure to engage in such negotiations or discussion or to furnish such information or access would be inconsistent with its fiduciary duties under applicable law. Monster is required to, prior to the provision of any material non-public information of Monster or its subsidiaries to any third party or person who has made an Acquisition Proposal, (i) receive an executed acceptable confidentiality agreement from the third party (and provide a copy of such agreement to Parent within 24 hours) and (ii) provide such information to Parent, to the extent such information has not previously been provided or made available to Parent.

“Acquisition Proposal” means any written offer or written proposal related to an Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions with a third party relating to (i) the acquisition of 15% or more of the assets of, equity interests in or business (as determined by reference to either consolidated revenues or consolidated net income) of Monster and its subsidiaries, taken as a whole, whether pursuant to a merger, reorganization, recapitalization, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer or other similar transaction, license, lease, joint venture or otherwise, (ii) the issuance, sale or other disposition to such third party (or affiliate thereof) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable or exercisable for, such securities) representing 15% or more of the combined voting power of the Shares, (iii) any tender offer or exchange offer that if consummated would result in such third party (or affiliate thereof) beneficially owning 15% or more of the combined voting power of the Shares, or (iv) any merger, reorganization, recapitalization, consolidation or other business combination or similar transaction involving Monster or any of its subsidiaries in which such third party (or affiliates or equityholders thereof) will own 15% or more of the combined voting power of the parent entity resulting from any such transaction.

“Superior Proposal” means an Acquisition Proposal (provided, that for this purpose the reference to 15% in the definition of Acquisition Transaction shall be deemed to be a reference to 75%) made by a third party and that the Monster Board determines in good faith, after consultation with Monster’s financial advisor and outside legal counsel, and considering such factors as the Monster Board considers in good faith to be appropriate in the exercise of its fiduciary duties (including the conditionality and the timing and likelihood of consummation of such proposal), is (i) reasonably capable of being consummated in accordance with its terms, and (ii) on terms that are more favorable to the stockholders of Monster than the transactions contemplated by the Merger Agreement (including after giving effect to any changes to the terms and conditions of the Merger Agreement proposed by Parent in response to such proposal, if such are proposed by Parent in accordance with the Merger Agreement from a financial point of view).

Board Recommendation. Subject to the provisions described below, the Monster Board agreed to recommend that the stockholders of Monster accept the Offer and tender their Shares to Purchaser pursuant to the Offer. This is referred to as the “Board Recommendation.” Except as otherwise permitted by the Merger Agreement, until the termination of the Merger Agreement, Monster agreed that neither the Monster Board nor any committee thereof will: (i)(A) withdraw (or so qualify or modify in any manner adverse to Parent), or publicly propose to withdraw (or so qualify or modify), the Board Recommendation, (B) take any action to exempt any person (other than Parent and its affiliates) from the provisions of Section 203 of the DGCL or any other applicable state takeover law, (C) if an Acquisition Proposal has been made public, fail to publicly reaffirm the Board Recommendation within ten business days after Parent so requests in writing, (D) fail to recommend in the Schedule 14D-9 against any Acquisition Proposal subject to Regulation 14D under the Exchange Act within ten business days after the commencement of the Acquisition Proposal, or (E) approve, adopt or recommend any Acquisition Proposal, or propose publicly to approve, adopt or recommend any Acquisition Proposal (any action described in clause (i), a “Monster Board Recommendation Change”), or (ii) approve, adopt or recommend, propose publicly to approve, adopt or recommend, or allow Monster or any of its subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or similar agreement or arrangement (other than an acceptable confidentiality agreement) with any third party providing for an Acquisition Proposal or an Acquisition Transaction or that requires by its terms Monster to abandon, terminate, delay or fail to consummate the transactions called for by the Merger Agreement; provided, however, that a “stop, look and listen” communication by Monster or the Monster Board to Monster’s stockholders pursuant to Rule 14d-9(f) of the Exchange Act, any disclosure of a position or any information reasonably required under Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A or any similar communication to stockholders in connection with the making or amendment of a tender offer or engage offer by Monster or the Monster Board, or any disclosure to the holders of Shares that the Monster Board determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would reasonably be expected to be inconsistent with its fiduciary duties under applicable law will not be deemed to be a Monster Board Recommendation Change.

Notwithstanding the foregoing restrictions or anything to the contrary set forth in the Merger Agreement, at any time prior to the consummation of the Offer, in response to an Intervening Event (as defined below), the Monster Board may make a Monster Board Recommendation Change described in clause (i)(A), (C) or (D) above.

Notwithstanding the foregoing restrictions or anything to the contrary set forth in the Merger Agreement, at any time prior to the consummation of the Offer, (i) in response to the receipt of a Superior Proposal or an Intervening Event (as defined below), the Monster Board is permitted to effect a Monster Board Recommendation Change or (ii) in response to the receipt of a Superior Proposal, Monster may terminate the Merger Agreement in order to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, as described more fully below:

•	in the case of an intervening event, the Monster Board may make a Monster Board Recommendation Change described in clause (i)(A), (C) or (D) of the foregoing paragraph if the Monster Board has determined in good faith, after consultation with its outside legal advisor, that the failure to effect such a Monster Board Recommendation Change would be inconsistent with its fiduciary duties under applicable law;

•	in the case of a Monster Board Recommendation Change or termination of the Merger Agreement in connection with a Superior Proposal, the Superior Proposal (A) must have arisen from an Acquisition Proposal made after the date of the Merger Agreement and not have resulted from a breach of the non-solicitation provisions in the Merger Agreement and (B) the Monster Board must determine in good faith (after consultation with its outside counsel and financial advisor) that (i) such Acquisition Proposal constitutes a Superior Proposal and (ii) the failure to approve or recommend such Superior Proposal would be inconsistent with the Monster Board’s fiduciary duties under applicable law; and

•	in each case, Monster must deliver to Parent written notice (a “Change of Recommendation Notice”) at least four business days prior to effecting such Monster Board Recommendation Change or termination of the Merger Agreement, which states its intent to take such action and specify, in reasonable detail, the material circumstances of the Intervening Event or the material terms and conditions of the Superior Proposal.

After delivering a Change of Recommendation Notice, Monster has agreed to provide Parent with four business days (two business days with respect to an amendment to an existing Superior Proposal) to make adjustments to the terms and conditions of the Merger Agreement, and to negotiate in good faith with Parent (to the extent Parent desires to negotiate) such adjustments to the terms and conditions of the Merger Agreement. The Monster Board may not terminate the Merger Agreement or effect a Monster Board Recommendation Change until the expiration of the four business day period and unless and until the Monster Board concludes in good faith, after considering Parent’s adjustments to the terms and conditions of the Merger Agreement and consultation with its outside legal counsel and financial advisor, that the Superior Proposal would continue to constitute a Superior Proposal or that the failure to make a Monster Board Recommendation Change would be inconsistent with its fiduciary duties under applicable law. In the event there is a Monster Board Recommendation Change made in compliance with the provisions of the Merger Agreement with respect to a Superior Proposal, Monster will only enter into an Alternative Acquisition Agreement with respect thereto by terminating the Merger Agreement and paying Parent the Termination Fee.

“Intervening Event” means any circumstance, event, change, development, occurrence, state of facts, condition or effect occurring or arising after the date of the Merger Agreement that (i) is material to Monster and its subsidiaries, taken as a whole, (ii) was not known (or, if known, the consequences of which were not known) to the Monster Board as of the date of the Merger Agreement, (iii) becomes known to the Monster Board prior to the consummation of the Offer and (iv) does not relate to or involve any Acquisition Proposal; provided that (i) any fluctuation in the market price or trading volume of the Shares shall, in any case, not constitute an Intervening Event (it being understood that the circumstance, event, change, development, occurrence, state of facts, condition or effect giving rise or contributing to such fluctuations that are not otherwise excluded from the definition of an “Intervening Event” may be taken into account) and (ii) in no event shall any circumstance, event, change, development, occurrence, state of facts, condition or effect that has had or would reasonably be expected to have an adverse effect on the business or financial condition of Parent or any of its affiliates constitute an Intervening Event (it being understood that the circumstance, event, change, development, occurrence, state of facts, condition or effect giving rise or contributing to such adverse effect that are not otherwise excluded from the definition of an “Intervening Event” may be taken into account).

Appropriate Action; Consents; Filings. Each of Parent, Purchaser and Monster have agreed to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable laws or otherwise to consummate and make effective the transactions contemplated by the Merger Agreement as promptly as practicable, including (i) the obtaining of all necessary actions or non-actions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods from governmental authorities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any governmental authority, including in connection with any regulatory law, (ii) the delivery of required notices to, and the obtaining of all necessary consents, approvals or waivers from third persons and (iii) the defending of any proceedings by any governmental authority or any other person challenging the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement; provided that in no event shall Monster or any of its subsidiaries be required to pay prior to the closing of the Merger any fee, penalty or other consideration to any third person for any consent or approval required for the consummation of the transactions under the Merger Agreement under any Contract.

Notwithstanding anything herein to the contrary, Parent, Purchaser and Monster have agreed, on behalf of themselves and their respective subsidiaries, that none of Parent, Purchaser or Monster or any of their respective subsidiaries will be required to (and Monster may not, without the prior written consent of Parent) become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (i) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of Monster, the Surviving Corporation, Parent, Purchaser or any of their respective subsidiaries or affiliates, (ii) conduct, restrict, operate, invest or otherwise change the assets, business or portion of business of Monster, the Surviving Corporation, Parent, Purchaser or any of their respective subsidiaries or affiliates in any manner, or (iii) impose any restriction, requirement or limitation on the operation of the business or portion of the business of Monster, the Surviving Corporation, Parent, Purchaser or any of their respective subsidiaries or affiliates.

On August 22, 2016, the ultimate parent entity of each of Parent and Purchaser, on the one hand, and Monster, on the other hand, filed with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) a Notification and Report Form relating to the Merger Agreement and the transactions contemplated thereby as required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The applicable waiting period under the HSR Act was terminated on August 26, 2016. Each of Parent and Monster will supply as promptly as practicable such information, documentation, other material or testimony that may be requested by any governmental authority, including by complying at the earliest reasonable practicable date with any request under or with respect to the HSR Act, Council Regulation 139/2004 of the European Union (the “EU Merger Regulation”), any other governmental consent and any such other applicable laws for additional information, documents or other materials received from the FTC, DOJ or other governmental authority in connection with such applications or filings or the transactions contemplated by the Merger Agreement.

In addition, except as otherwise limited above, each of Parent and Purchaser have agreed to take all such further action as may be necessary to resolve such objections, if any, as the FTC, the DOJ, state antitrust enforcement authorities, or competition authorities of any other nation or other jurisdiction (including multinational or supranational), or any other person, may assert under any applicable law with respect to the transactions contemplated under the Merger Agreement, and to avoid or eliminate each and every impediment under any applicable law that may be asserted by any person with respect to the Merger, in each case so as to enable the transactions contemplated under the Merger Agreement to occur as soon as possible (and in any event no later than the End Date), provided that neither Monster nor any of its subsidiaries shall, without Parent’s prior written consent, and neither Parent nor any of its subsidiaries shall, without Monster’s prior written consent, discuss or commit to any extension of any waiting period under any applicable law or any agreement not to consummate the transactions; and provided further that none of Parent, Purchaser or Monster shall be required to take any action pursuant to this provision unless it is expressly conditioned on the effectiveness of the Merger.

Subject to applicable legal limitations and the instructions of any governmental authority, each of Monster and Parent agreed (i) to cooperate and consult with each other in connection with the making of all registrations, filings, notifications, communications, submissions and any other material actions pursuant to this section, (ii) to furnish to the other such necessary information and assistance as the other may reasonably request in connection with its preparation of any notifications or filings, (iii) to keep each other apprised of the status of matters relating to the consummation of the transactions contemplated therein, including promptly furnishing the other with copies of notices or other communications received by such party from, or given by such party to, any third party or any governmental authority with respect to the transactions contemplated by the Merger Agreement, (iv) to permit the other party to review and to incorporate the other party’s reasonable comments in any communication to be given by it to any governmental authority with respect to obtaining the necessary approvals for the transactions contemplated by the Merger Agreement, and (v) not to participate in any meeting or discussion in person or by telephone expected to address substantive matters related to the transactions contemplated by the Merger Agreement with any governmental authority in connection with the transactions unless, to the extent not prohibited by such governmental authority, it gives the other party reasonable notice thereof and the opportunity to attend and observe.

Notification of Certain Events. Each of Monster, Parent and Purchaser has agreed to give the other prompt written notice of (a) any notice or other communication received by such party or any of its subsidiaries from any person alleging that the consent, approval, permission of or waiver from such party is or may be required in connection with the transactions contemplated by the Merger Agreement; (b) any notice or other communication received by such party or any of its subsidiaries from any governmental authority in connection with the transactions contemplated by the Merger Agreement; (c) any claim or suit (whether civil, criminal, administrative or judicial), action, litigation, arbitration, mediation, proceeding (including any civil, criminal, administrative or appellate proceeding), hearing, audit, investigation, criminal prosecution or SEC “Wells” process, in each case commenced, brought, conducted or heard by or before any court or other governmental authority or any mediator, arbitrator or arbitration (including any class action or derivative litigation) relating directly or indirectly to the Merger Agreement, the Merger, the Offer or the other transactions contemplated by the Merger Agreement; and (d) any fact, event or circumstance known to it that would be reasonably be expected to result in (i) the failure of certain representation or warranty of Monster contained in the Merger Agreement to be true and correct, the failure of Monster to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant to be performed or complied with by it under the Merger Agreement prior to such time, or the occurrence of a Material Adverse Effect on Monster or (ii) the occurrence of a Parent Material Adverse Effect.

Public Announcements. Each of Monster, Parent and Purchaser has agreed no public release or announcement concerning the transactions contemplated by the Merger Agreement shall be issued by any party or its subsidiaries without prior consultation with and the prior consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable laws or the rules or regulations of the NYSE or any other governmental authority (including the securities exchange on which any securities of Randstad Holding nv are traded) to which the relevant party or its affiliates are subject or submit, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance, and the relevant party will consider such comments in good faith, provided, however, that the restrictions set forth in this provision shall not apply to any release or announcement made or proposed to be made by Monster in connection with a Monster Board Recommendation Change.

Employee Matters. Pursuant to the terms of the Merger Agreement, for twelve months immediately following the closing date of the Merger, Parent shall provide or cause to be provided to each employee of Monster and its subsidiaries who, as of the Effective Time, continues his or her employment with the Surviving Corporation or any of its subsidiaries (each, a “Continuing Employee”) (and not beyond any such Continuing Employee’s termination of employment with Monster, the Surviving Corporation, Parent or any of their respective affiliates) (a) a base salary and target bonus opportunity (or base pay for non-salaried employees) at least equal to the base salary and target bonus opportunity (or base pay) that such Continuing Employee had at Monster for the fiscal year in which the closing of the Merger occurs and (ii) all other compensation and benefits that are, in the aggregate, no less favorable than those provided by Monster and its subsidiaries immediately prior to the closing of the Merger (excluding, in all cases, equity-based compensation, defined benefit pension benefits and, except as provided in a contract existing as of the date of the Merger Agreement (including any compensation or benefit plan), retiree medical benefits).

From and after the closing date of the Merger, Parent shall cause the service of each such Continuing Employee with Monster and its subsidiaries (or predecessor employers, but only if such service with a predecessor employer is recognized as of the date of the Merger Agreement in a corresponding compensation or benefit plan) prior to the closing date to be recognized for purposes of eligibility to participate, levels of benefits and vesting under each compensation, vacation, fringe or other welfare benefit plan, program or arrangement of the Surviving Corporation or Parent or any of their respective affiliates (collectively, the “Parent benefit plans”) (but in any event not for purposes of any accrual under any cash balance or defined benefit plan or vesting under any equity-based compensation plan or arrangement) in which any Continuing Employee is or becomes eligible to participate, to the same extent that such service was recognized under a similar plan, program, policy, or arrangement of Monster or any of its affiliates, except that no such prior service credit will be required or provided to the extent that it results in a duplication of benefits.

From and after the closing date of the Merger, with respect to each Parent benefit plan that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA in which any Continuing Employee is or becomes eligible to participate, to the extent permitted by applicable laws, Parent will cause such Parent benefit plan to (i) waive all limitations as to preexisting conditions, exclusions and service conditions (other than with respect to any Parent benefit plan that is a retiree medical plan) with respect to participation and coverage requirements applicable to Continuing Employees, other than (A) limitations applicable to a particular Continuing Employee under the corresponding Monster employee benefit plan or (B) to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods have not already have been satisfied or waived under the corresponding Monster employee benefit plan, except, in the cases of both (A) and (B), to the extent required by applicable laws, (ii) waive all waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Parent benefit plan for such Continuing Employees and their eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied, would have already been satisfied or would have been waived under the corresponding Monster employee benefit plan in which such Continuing Employee was a participant immediately prior to his commencement of participation in such Parent benefit plan and (iii) credit co-payments or deductibles paid by Continuing Employees in the plan year in which the closing of the Merger occurs for purposes of satisfying any deductible or co-payment requirements under the applicable Parent benefit plan.

From and after the closing date of the Merger, Parent will honor, and will cause the Surviving Corporation to honor, in accordance with their terms, all existing employment, retention, incentive, change in control and severance agreements between Monster or its subsidiaries and any Monster employee. In addition, Monster will use commercially reasonable efforts to enter into letter agreements with certain Monster employees pursuant to which such employee’s employment agreement will be amended as of the Effective Time.

Notwithstanding the foregoing, nothing in the Merger Agreement is to be deemed to amend any Monster employee benefit plan, any Parent benefit plan or to require Parent, the Surviving Corporation or any of their affiliates to permit any person to participate in any particular benefit plan sponsored or maintained by Parent or any of its affiliates, or to continue or amend any particular benefit plan, before or after the consummation of the transactions contemplated by the Merger Agreement, or to continue employment after the closing date of the Merger with Monster, Parent or the Surviving Corporation, and any such plan may be amended or terminated by Parent, Monster, the Surviving Corporation or any of their affiliates through an action separate and distinct from the actions contemplated by the Merger Agreement in accordance with its terms and applicable law.

Indemnification, Exculpation and Insurance. The Merger Agreement provides for certain indemnification and insurance rights in favor of Monster’s and its subsidiaries’ current and former directors or officers, who we refer to as “indemnified persons.” Specifically, from and after the Effective Time, the surviving corporation will fulfill and honor in all respects the obligations of Monster and its subsidiaries (i) each indemnification, exculpation or expense reimbursement or advance agreement in effect as of the date of the Merger Agreement between Monster or any of its subsidiaries and any individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of, or serving as a director or officer of another person at the request of, Monster or its Subsidiary, and (ii) any indemnification or expense reimbursement or advance provision and any exculpation provision set forth in the organizational documents of Monster or its subsidiary as in effect as of the date of the Merger Agreement. In addition, for a period of six years from and after the Effective Time, Parent and the Surviving Corporation will not amend, repeal or otherwise modify the certificate of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and Monster subsidiaries in any manner that would adversely affect the rights thereunder of any indemnified party with respect to any action or omission occurring or alleged to have occurred at or before the Effective Time. Parent and the Surviving Corporation will cause any of the indemnification agreements in effect prior to the Effective Time to continue in full force and effect.

For six years after the Effective Time, Parent has agreed to cause the Surviving Corporation to, and the Surviving Corporation will, maintain directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time covering each person currently covered by Monster’s existing directors’ and officers’ liability insurance policy, on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement. However, the Surviving Corporation is not obligated to pay annual premiums in excess of 250% of the last annual premium for Monster’s existing policies, but in such case Parent will cause the Surviving Corporation, and the Surviving Corporation will, purchase the maximum coverage available at such amount.

Monster is permitted, so long as it has consulted with Parent in advance, to purchase prior to the Effective Time a six-year prepaid “tail” policy on terms and conditions providing coverage with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of the transactions contemplated by the Merger Agreement. If such a “tail” policy is obtained, Parent will cause the Surviving Corporation to, and the Surviving Corporation will, maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

If, following the Effective Time, Parent or the Surviving Corporation merges into or consolidates with another entity and is not the surviving corporation or transfers or conveys substantially all its assets, provision will be made so that the successors or assigns of Parent or the Surviving Corporation assume or an adequate credit support mechanism supports the insurance and indemnification obligations described above.

Exemption from Liability under Section 16(b). Monster has agreed to use commercially reasonable efforts to cause any dispositions of equity securities of Monster by each director or officer of Monster who would otherwise be subject to Rule 16b-3 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

Stockholder Litigation. Monster has agreed to as promptly as reasonably practicable, and in any event within two business days of being served, notify Parent in writing of any claim or proceeding (including any class action or derivative litigation) relating directly or indirectly to the Merger Agreement, the Merger, the Offer or the other transactions under the Merger Agreement. Monster has also agreed to give Parent the opportunity to participate in the defense and settlement of any such stockholder litigation. Monster is not permitted to agree to any compromise or settlement of any such stockholder litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

State Takeover Laws. If any “control share acquisition,” “business combination,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to Monster, Parent, Purchaser, the Merger or any other transaction contemplated by the Merger Agreement, then Monster, Parent and Purchaser have agreed that they and their respective boards of directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated therein and otherwise act to render such anti-takeover applicable law inapplicable to the foregoing.

Access to Information. Subject to applicable law and certain exceptions, prior to the earlier of the Effective Time and the termination of the Merger Agreement (and upon reasonable advance notice), Monster, its subsidiaries and their respective representatives will give Parent’s officers and other representatives reasonable access, during normal business hours and in a manner that does not materially interfere with the business of Monster or its subsidiaries, to its officers, agents, properties, books, contracts and records and furnish all financial, operating and other data and information as Parent and Purchaser may reasonably request.

Termination. The Merger Agreement may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the consummation of the Offer:

•	by mutual written agreement of Parent and Monster;

•	by either Parent or Monster if the Offer has not been consummated on or before the End Date (as may be extended in accordance with its terms); provided, that the right to so terminate the Merger Agreement will not be available to any party whose material breach of any of its representations, warranties, covenants or obligations under the Merger Agreement has been the primary cause of, or resulted in the failure of the Offer to be consummated by the End Date (the “End Date Termination”);

•	by either Parent or Monster if there exists any Restraints Condition which has not been satisfied and has become final and non-appealable;

•	by Parent if a Monster Board Recommendation Change has occurred;

•	by Parent if Monster has materially violated or materially breached any provision of its obligations under the non-solicitation covenants contained in the Merger Agreement;

•	by Parent if (A) Monster has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (1) would give rise to the failure of clause (iii)(B) or clause (iii)(C) set forth in Section 13 — “Conditions of the Offer” and (2) is incapable of being cured or has not been cured by Monster within 30 calendar days after written notice has been given by Parent to Monster of such breach or failure to perform (a “Monster Material Failure”), or (B) a Material Adverse Effect on Monster has occurred; provided, however, that Parent may not terminate if, at the time such termination would take effect, Parent or Purchaser is in breach of any provision of the Merger Agreement such that Monster has the right to terminate the Merger Agreement pursuant to Parent breaching or failing to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement pursuant to the ninth bullet below;

•	by Monster if the Monster Board has determined to terminate the Merger Agreement in response to a Superior Proposal in compliance with the non-solicitation covenants contained in the Merger Agreement, but only if (A) substantially concurrently with such termination of the Merger Agreement Monster enters into a definitive Alternative Acquisition Agreement with respect to such Superior Proposal and (B) substantially concurrently with such termination pays to Parent by wire transfer in immediately available funds the Termination Fee of $9,000,000 required to be paid (a “Superior Proposal Termination”);

•	by Monster if Parent has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (A) would constitute an Effect that, individually or in combination with any other Effect, would reasonably be expected to delay beyond the End Date Purchaser or Parent from consummating the Offer or the Merger and (B) is incapable of being cured or has not been cured by Parent within 30 calendar days after written notice has been given by Monster to Parent of such breach or failure to perform has occurred; provided, however, that Monster may not terminate if, at the time such termination would take effect, Monster is in breach of any provision of the Merger Agreement such that Parent has the right to terminate the Merger Agreement pursuant to Monster breaking or failing to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement pursuant to the fifth or sixth bullet above; or

•	by Monster if Purchaser fails to commence the Offer as provided in the Merger Agreement or consummate the Offer in accordance with the Merger Agreement; provided, however, that Monster may not terminate the Merger Agreement pursuant to this provision if such failure to commence the Offer resulted from the breach of the Merger Agreement by Monster.

Effect of Termination and Termination Fees. If the Merger Agreement is terminated, the Merger Agreement will be void and of no further effect (other than the confidentiality and certain other specified provisions therein) and, subject to the payment of certain termination fees described below, there will be no liability on any party (or any representative of such party) to each other party; provided that no party will be relieved from any liability for fraud or intentional or knowing breach of the Merger Agreement that occurs prior to such termination. No termination of the Merger Agreement affects the obligations of the parties to the Confidentiality Agreement.

Termination Fee. In the event that the Merger Agreement is terminated in one of the following manners, Monster shall pay to Parent $9,000,000 in cash (the “Termination Fee”):

•	by Monster due to a Superior Proposal Termination, with the Termination Fee being a condition to the effectiveness of such termination;

•	by Parent if a Monster Board Change in Recommendation has occurred or Monster has materially violated or materially breached any provision of its obligations under the non-solicitation covenants contained in the Merger Agreement; or

•	by Parent or Monster due to an End Date Termination (only if Parent is entitled to terminate the Merger Agreement) or by Parent due to a Monster Material Failure as a result of an intentional and knowing breach and (i) after the execution of the Merger Agreement and prior to such termination an Acquisition Proposal shall have been made to the Monster Board or Monster or publicly announced and (ii)(A) within 12 months after the date of such termination, Monster enters into a definitive agreement to engage in a Competing Acquisition Transaction, or (B) within 12 months after the date of such termination, a Competing Acquisition Transaction is consummated;

A “Competing Acquisition Transaction” has the same meaning as an “Acquisition Transaction” except that all references therein to “15%” shall be deemed to be a reference to 50%.

Expenses. All costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such cost or expense.

Confidentiality Agreement. On June 20, 2016, Randstad Holding nv and Monster entered into a reciprocal confidentiality agreement (the “Confidentiality Agreement”). Under the Confidentiality Agreement, each of Randstad Holding nv and Monster agreed, among other things, to keep all non-public information concerning the other party confidential (subject to certain exceptions) and use such information solely for exclusive purpose of evaluating a possible transaction between Randstad Holding nv and Monster. Under the Confidentiality Agreement, Randstad Holding nv is also subject to certain customary “standstill” restrictions with respect to the securities of Monster for 15 months after the date of the Confidentiality Agreement and certain non-solicitation restrictions with respect to employees of Monster for 18 months after the date of the Confidentiality Agreement (although those restrictions do not apply to the Offer, the Merger or the other transactions contemplated by the Merger Agreement). This summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

Exclusivity Agreement. Prior to the execution of the Merger Agreement, Monster and Randstad Holding nv entered into an exclusivity agreement, dated as of July 22, 2016 (the “Exclusivity Agreement”), pursuant to which Monster and Randstad Holding nv agreed, among other things, that from the date thereof through the earlier of (i) 11:59 p.m., New York City time, on August 8, 2016 (the “Exclusivity End Time”) and (ii) the termination of the Exclusivity Agreement in accordance with its terms, that Monster would not, among other things, solicit any alternative transactions to the transaction being discussed by Monster and Randstad Holding nv. Monster also agreed to terminate immediately any ongoing discussions with other parties. The Exclusivity Agreement could be terminated by Monster prior to the Exclusivity End Time if (i) Randstad Holding nv did not use its commercially reasonably efforts to conduct its confirmatory due diligence and negotiate definitive documentation for the transaction with Monster or (ii) if Randstad Holding nv lowered its offer price in connection with the transaction to below $4.00 per share. This summary and description do not purport to be complete and are qualified in their entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.

12.	Source and Amount of Funds

Randstad Holding nv, the indirect ultimate parent company of Purchaser, will provide Purchaser with sufficient funds to pay for all Shares accepted for payment in the Offer or to be acquired in the Merger. We estimate that the total purchase price to acquire all of the Shares in the Offer, to provide funding for the consideration to be paid in the Merger, and to refinance certain outstanding indebtedness of Monster as of June 30, 2016 will be approximately $429 million, subject to increase or decrease based on Monster’s generation of cash through the Closing Date. The Offer is not conditioned upon any financing arrangements. Randstad Holding nv intends to finance the acquisition of Shares in the Offer and Merger with a combination of cash on hand or undrawn amounts available under existing lines of credit or other sources of financing.

13.	Conditions of the Offer

For the purposes of this Section 13, capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement.

Notwithstanding any other term of the Offer but subject to the terms set forth in the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Exchange Act Rule 14e-1(c) (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer, if and only if:

(i)	the Minimum Condition has not been satisfied;

(ii)	the Antitrust Condition has not been satisfied;

(iii)	any of the following conditions exist at the Offer Expiration Time:

(A)	the Restraints Condition has not been satisfied;

(B)	any representation and warranty of Monster set forth (1) in Section 4.06(a), Section 4.06(c) or Section 4.06(d) of the Merger Agreement shall not be true and correct in all respects, except for any de minimis inaccuracies, (2) in Section 4.01, Section 4.02, Section 4.03, the first sentence of Section 4.07(c), Section 4.25 or Section 4.26 of the Merger Agreement shall not be true and correct in all material respects, (3) in Section 4.11(b) of the Merger Agreement shall not be true and correct in all respects, or (4) each other representation and warranty of Monster set forth in the Merger Agreement shall not be true and correct in all respects (after disregarding any qualifications that reference material, materiality or Material Adverse Effect) except to the extent that any inaccuracies in such representation or warranty would not have and would not reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Effect, in the case of clauses (B)(1), (B)(2), (B)(3) and (B)(4), as if such representations and warranties were made on and as of the Offer Expiration Time (or, in the case of such representations and warranties made only as of a specified time or date, on and as of such specified time or date);

(C)	Monster shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Monster to be performed or complied with by it under the Merger Agreement prior to such time; or

(D)	Monster shall have failed to deliver to Parent a certificate signed by a senior executive officer of Monster dated the date on which the Offer expires certifying that the conditions specified in clauses (iii)(B), (iii)(C) and (v) do not exist;

(iv)	the Merger Agreement shall have been terminated in accordance with its terms; or

(v)	since the date of the Merger Agreement, a Material Adverse Effect shall have occurred.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be waived by Parent or Purchaser in whole or in part at any time and from time to time in the sole discretion of Parent or Purchaser, subject in each case to the terms of the Merger Agreement and applicable law; provided, that, the foregoing conditions set forth in clauses (i) and (iv) may only be waived with the prior written consent of Monster. The failure by Parent, Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

14.	Dividends and Distributions

Under the terms of the Merger Agreement, without Parent’s prior written consent, Monster is not permitted to declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of its capital stock. See Section 11 — “Purpose of the Offer and Plans for Monster; Merger Agreement and Other Agreements — The Merger Agreement — Conduct of Business.”

15.	Certain Legal Matters; Regulatory Approvals

General. Except as otherwise set forth in this Section 15, based on our review of Monster’s publicly available SEC filings and other information regarding Monster, we are not aware of any governmental licenses or regulatory permits that appear to be material to the business of Monster and that might be adversely affected by the acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by us as contemplated herein. In addition, except as set forth below, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of the Shares. Should any such approval or other action be required, we currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it would be obtained without substantial conditions, and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Monster or our business or that certain parts of Monster or our business might not have to be disposed of or held separately. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13 — “Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act and the rules and regulations promulgated thereunder, the purchase of Shares in the Offer cannot be completed until the expiration of a 15 calendar day waiting period following the filing by Randstad Holding nv, as the indirect ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Randstad Holding nv and Monster have filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of the Shares in the Offer. The required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on the 15th calendar day following the date of such filing, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a Second Request, the waiting period with respect to the Offer will be extended until ten calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the ten calendar day waiting period, the closing of the transaction could be stayed only be a court or administrative order. Parent also may (with Monster’s prior written consent) agree with the FTC or the Antitrust Division that it will not close the transaction for a certain amount of time in order to allow the completion of its antitrust review. Complying with a Second Request can take a significant period of time. Although Monster is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, neither Monster’s failure to file such Premerger Notification and Report Form nor a Second Request issued to Monster from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will consider the legality under the U.S. federal antitrust laws of Purchaser’s proposed acquisition of Monster. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Purchaser, Monster, or any of their respective subsidiaries or affiliates or requiring other conduct relief. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the consummation of the Offer. Although Purchaser and Parent believe that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.

On August 22, 2016, the ultimate parent entity of each of Parent and Purchaser, on the one hand, and Monster, on the other hand, filed with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to the Merger Agreement and the transactions contemplated thereby as required by the HSR Act. The applicable waiting period under the HSR Act was terminated on August 26, 2016.

Parent and Monster each conduct business in Member States of the European Union. The contemplated transaction has a “Community” dimension and falls within the scope of the EU Merger Regulation. As a result, Parent and Monster are required to make a premerger notification to the European Commission. Parent and Monster will file this merger notification with the European Commission as promptly as reasonably practicable. The European Commission review process determines whether the proposed merger is compatible with the European common market. A merger that does not significantly impede effective competition in the common market (or in a substantial part of it) is compatible with the common market and allowed to proceed. A preliminary Phase I investigation of 25 working days (which may be extended in certain circumstances) will commence once the formal merger notification is filed. If, following the preliminary Phase I investigation, the European Commission determines that the merger does not significantly impede effective competition in the common market (or in a substantial part of it), it will be declared compatible with the common market. If, following the Phase I investigation, the European Commission determines that it needs to examine the merger more closely because the merger raises serious doubts as to its compatibility with the common market, the European Commission will initiate a Phase II investigation. If the European Commission initiates a Phase II investigation, the European Commission must issue a final decision as to whether or not the merger is compatible with the common market no later than 90 working days after the initiation of the Phase II investigation (although this period may be extended in certain circumstances). Parent and Monster are working toward obtaining the required European Commission clearance as soon as possible.

State Takeover Laws. A number of states (including Delaware, where Monster is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such time. Monster has represented to us in the Merger Agreement that the Monster Board (at a meeting duly called and held) has duly adopted resolutions that are sufficient to render inapplicable to Monster and Purchaser the restrictions on business combinations set forth in Section 203 of the DGCL and any other takeover laws that may purport to be applicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Accordingly, no Delaware statute should have the effect of precluding the Offer or the Merger. Purchaser has not attempted to comply with any other state takeover laws in connection with the Offer or the Merger. To the extent that the provisions of other state takeover statutes purport to apply to the Offer or the Merger, Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce.

Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby (other than the DGCL), and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13 — “Conditions of the Offer.”

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer. However, Rule 13e-3 will be inapplicable if  (a) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share pursuant to the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Parent nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will have received a sufficient number of Shares to ensure that Monster will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Monster. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and Monster will take all necessary and appropriate action to effect the Merger as soon as practicable after the Acceptance Time, without a meeting of stockholders of Monster or in accordance with Section 251(h) of the DGCL.

16.	Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. If the Merger is consummated, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being consummated, stockholders who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been consummated at such time. If the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) demand appraisal in accordance with the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL (the “Appraisal Shares”), will be entitled to receive a judicial determination of the fair value of the Appraisal Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine. Unless the Delaware court in its discretion determines otherwise for good cause shown, this rate of interest will be five percent over the Federal Reserve discount rate (including any surcharge) as established from time to time between the Effective Time and the date of payment and will be compounded quarterly.

Any such judicial determination of the fair value of the Appraisal Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Appraisal Shares. Stockholders should recognize that the value so determined could be higher or lower than, or the same as, the price per Share paid pursuant to the Offer or the per share price to be paid pursuant to the Merger. Moreover, we or Monster may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Appraisal Shares is less than the price paid in the Offer and the Merger. Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to fair value under Section 262 of the DGCL.

If any holder of Appraisal Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the Appraisal Shares of such stockholder will be converted into the right to receive the Merger Consideration, without interest and subject to applicable withholding taxes, in accordance with the Merger Agreement.

Section 262 of the DGCL provides that, if a merger was approved pursuant to Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder wishes to elect to exercise appraisal rights under Section 262 of the DGCL, such stockholder must (among other things) do all of the following:

•	no later than the later of the consummation of the Offer and 20 days after the date of mailing of the notice referred to in the previous paragraph, deliver to Monster a written demand for appraisal by the holder of record of the Shares, which demand must reasonably inform Monster of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Following the Effective Time, additional steps may be necessary for any such stockholder to perfect his, her or its appraisal rights, all as described more fully in the Schedule 14D-9.

The foregoing summary of appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The preservation and exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

17.	Fees and Expenses

We have retained the Depositary, the Information Agent and the Dealer Manager in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws. The Dealer Manager will receive customary compensation and will be reimbursed for reasonable fees incurred in connection with its engagement, including the reasonable fees and expenses of the Dealer Manager’s counsel. The Dealer Manager will also receive customary indemnification against certain liabilities and expenses in connection with the Offer.

In the ordinary course of business, the Dealer Manager and its respective affiliates may actively trade or hold securities or loans of Monster for their own accounts or for the accounts of customers and, accordingly, may at any time hold long or short positions in these securities or loans.

In addition, the Dealer Manager has provided certain financial advisory services to Parent in connection with the proposed acquisition of Monster, for which services the Dealer Manager will receive reasonable and customary compensation. See Section 12 — “Source and Amount of Funds.”

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

18.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdictions. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

We have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition,

Monster has concurrently filed the Schedule 14D-9 (including exhibits) in accordance with the Exchange Act setting forth its recommendation and furnishing certain additional related information. The Schedule TO and the Schedule 14D-9, and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8 — “Certain Information Concerning Monster — Available Information.”

No person has been authorized to give any information or make any representation on behalf of Purchaser or Parent not contained in this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, commercial bank, trust company or other nominee shall be deemed to be the agent of Parent, Purchaser, Monster, the Information Agent, the Dealer Manager or the Depositary or any of their affiliates for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser, Monster or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Neither the Offer, nor this Offer to Purchase, nor the Letter of Transmittal, nor the Notice of Guaranteed Delivery constitutes a solicitation of proxies for any meeting of Monster’s stockholders. Any such solicitation that we or any of our affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

Merlin Global Acquisition, Inc.

September 6, 2016

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND THE EXECUTIVE OFFICERS OF PARENT AND PURCHASER

PARENT

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent. Except as otherwise noted, positions specified are positions with Parent. The citizenship of each director and executive officer of Parent is set forth below such person’s name in the chart below.

Parent Board of Directors

Name	Address	Principal Occupation or Employment
Linda Galipeau Canadian citizen and United States permanent resident	One Overton Park 3625 Cumberland Blvd., Suite 600 Atlanta, GA 30339	Director and Chief Executive Officer

Denise Dettingmeijer United States citizen	One Overton Park 3625 Cumberland Blvd., Suite 600 Atlanta, GA 30339	Director, Treasurer and Chief Financial Officer

Parent Executive Officers

Name	Address	Principal Occupation or Employment
Linda Galipeau Canadian citizen and United States permanent resident	One Overton Park 3625 Cumberland Blvd., Suite 600 Atlanta, GA 30339	Chief Executive Officer. Previously President of General Staffing, U.S. from 2008 to 2012

Denise Dettingmeijer United States citizen	One Overton Park 3625 Cumberland Blvd., Suite 600 Atlanta, GA 30339	Treasurer and Chief Financial Officer. Previously statutory director of various entities at Aleris Inc.

Jay Ferguson United States citizen	One Overton Park 3625 Cumberland Blvd., Suite 600 Atlanta, GA 30339	Chief Legal Officer. Previously General Counsel from 2009 to 2011

Robert Jan van de Kraats Dutch citizen	One Overton Park 3625 Cumberland Blvd., Suite 600 Atlanta, GA 30339	President. Previously (and continuing) Chief Financial Officer and Vice-Chairman of the Executive Board of Randstad Holding nv.

Robert Calabro United States citizen	One Overton Park 3625 Cumberland Blvd., Suite 600 Atlanta, GA 30339	Vice President – Tax

William Elliot United States citizen	One Overton Park 3625 Cumberland Blvd., Suite 600 Atlanta, GA 30339	Chief Financial Officer of Randstad U.S.

A-1

Name	Address	Principal Occupation or Employment
Theresa Yelton McDaniel United States citizen	One Overton Park 3625 Cumberland Blvd., Suite 600 Atlanta, GA 30339	Assistant Vice President and Assistant Secretary. Previously (and continuing) General Counsel of Randstad General Partner (US) LLC since 2014 and previously Associate General Counsel from 2012 to 2013; previously counsel at Seyfarth Shaw from 2010 to 2012

Purchaser

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser. Except as otherwise noted, positions specified are positions with Parent.

Purchaser Board of Directors

Name	Address	Principal Occupation or Employment
Linda Galipeau Canadian citizen and United States permanent resident	One Overton Park 3625 Cumberland Blvd., Suite 600 Atlanta, GA 30339	Previously (and continuing) Director and Chief Executive Officer of Parent and President of its United States subsidiaries since 2012; employee of various members of the Randstad Group since 1997

Denise Dettingmeijer United States citizen	One Overton Park 3625 Cumberland Blvd., Suite 600 Atlanta, GA 30339	Previously (and continuing) Director, Treasurer and Chief Financial Officer of Parent and its United States subsidiaries since 2013

Purchaser Executive Officers

Name	Address	Principal Occupation or Employment
Linda Galipeau Canadian citizen and United States permanent resident	One Overton Park 3625 Cumberland Blvd., Suite 600 Atlanta, GA 30339	President. Previously (and continuing) Director and Chief Executive Officer of Parent since 2012; employee of various members of the Randstad Group since 1997

Denise Dettingmeijer United States citizen	One Overton Park 3625 Cumberland Blvd., Suite 600 Atlanta, GA 30339	Treasurer. Previously (and continuing) Director, Treasurer and Chief Financial Officer of Parent since 2013

Jay Ferguson United States citizen	One Overton Park 3625 Cumberland Blvd., Suite 600 Atlanta, GA 30339	Secretary. Previously (and continuing) Assistant Vice President and Secretary of Randstad North America, Inc. since 2009

A-2

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Monster or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer Is:

Broadridge Corporate Issuer Solutions, Inc.

If delivering via USPS:	If delivering by hand, UPS or FedEx:

Broadridge Corporate Issuer Solutions, Inc.	Broadridge Corporate Issuer Solutions, Inc.
Attn: BCIS Re-Organization Dept.	Attn: BCIS IWS
P.O. Box 1317	51 Mercedes Way
Brentwood, NY 11717-0693	Edgewood, NY 11717

Any questions or requests for assistance may be directed to the Information Agent at the telephone number and address set forth below. Requests for additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: monster@mackenziepartners.com

The Dealer Manager for the Offer is:

Wells Fargo Securities, LLC

375 Park Avenue

New York, New York 10152

Call: (212) 214-6400

Call Toll Free: (877) 450-7515